Issuer Free Writing Prospectus dated April 24, 2007
Filed Pursuant to Rule 433
Registration Statement No. 333-140660
(Supplementing Preliminary Prospectus dated April 16, 2007)

Common stock offered by Cavium	6,250,000 shares of common stock

Over-allotment option	937,500 shares of common stock

NASDAQ Global Market Symbol	CAVM

Estimated price range	Between $10.00 and $12.00 per share

Underwriters	Morgan Stanley & Co. Incorporated (Joint book-running manager)
Lehman Brothers Inc. (Joint book-running manager)
Thomas Weisel Partners LLC (Co-manager)
Needham & Company, LLC (Co-manager)
JMP Securities LLC (Co-manager)

On April 24, 2007, Cavium Networks, Inc. filed Amendment No. 6 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated April 16, 2007. The following summarizes certain disclosures in the prospectus included in Amendment No. 6 to the Registration Statement that either did not appear in or update the disclosures in the preliminary prospectus dated April 16, 2007. References below to “we,” “us,” “our” and the “Company” refer to Cavium Networks, Inc. and its subsidiaries.

We updated the Prospectus Summary to include information through March 31, 2007. The Prospectus Summary was revised as follows:

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

CAVIUM NETWORKS, INC.

We are a provider of highly integrated semiconductor processors that enable intelligent networking, communications and security applications. We refer to our products as enabling intelligent processing because they allow customers to develop networking equipment that is application-aware and content-aware and securely processes voice, video and data traffic at high speeds. Our products also include a rich suite of embedded security protocols that enable unified threat management, or UTM, secure connectivity and network perimeter protection. Our products are systems on a chip, or SoCs, which incorporate single or multiple processor cores, a highly integrated architecture and customizable software that is based on a broad range of standard operating systems. As a result, our products offer high levels of performance and processing intelligence while reducing product development cycles for our customers and lowering power consumption for end market equipment. Our products are used in a broad array of networking equipment, including routers, switches, content-aware switches, UTM and other security appliances, application-aware gateways, voice/video/data, or triple-play, gateways, wireless local area network, or WLAN, and 3G access and aggregation devices, storage networking equipment, servers and intelligent network interface cards. In 2006, we generated revenue from over 100 customers, including Aruba Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc., F5 Networks, Inc., Furukawa Electric Co., Ltd., Juniper Networks, Inc., Nokia Corporation, SafeNet, Inc., SonicWALL, Inc. and Yamaha Corporation. We received 56% of our revenue in 2006 from our top five customers and 60% of our revenue in the first quarter of 2007 from our top five customers. Since our first commercial shipments in 2003, we have shipped more than 1.7 million processors.

Traffic on the Internet and enterprise networks is rapidly increasing due to trends that include greater adoption of Web 2.0 applications, voice over IP, or VoIP, video over broadband, file sharing, greater use of web-based services, and the proliferation of stored content that is accessed through networks. Enterprises and service providers are demanding networking equipment that can take advantage of these trends, and address the significant market opportunities that these trends provide. To address these demands, providers of networking equipment must offer products that include functionality such as intelligent routing or switching of network traffic prioritized by application and data content, as well as security services. These attributes require advanced semiconductor processing solutions.

To enable this processing capability, networking equipment providers have historically used a variety of approaches, including internally designed custom semiconductor products, such as ASICs, FPGAs or other proprietary chips, multiple chip offerings based on a single general purpose microprocessor unit, or MPU, from merchant suppliers, software-based solutions or a combination of these approaches. While these approaches have been adequate for basic network processing, they are less effective as the need for intelligent processing at high speeds increases. As a result, providers of networking equipment are increasingly turning to third-party vendors for high performance, power-efficient and cost-effective intelligent processing products.

According to estimates from a March 2007 market analysis forecast by iSuppli Corporation, a market research firm, the market for digital application specific semiconductor products, or Logic ASSPs, and MPUs shipped into wired communications devices was $5.8 billion in 2006. This market is estimated to grow to $7.3 billion by 2010.

We offer intelligent processing products for enterprise network, data center, broadband and consumer, and access and service provider markets. Our products have the following key features:

•	High Performance Multi-Core Architecture. Our products can utilize multiple microprocessor cores as well as proprietary hardware accelerators on one chip, which can perform application-aware and content-aware functions at high speeds.

•	Highly Integrated SoC. Our highly integrated semiconductor processors can replace a number of single function semiconductors with a multi function SoC, which significantly improves performance and lowers power consumption and cost.

•	Software-Enabled Development Tools. Our intelligent processing products feature internally developed, embedded software tools and development kits based on industry standard software tailored for use with our SoCs.

•	Scalability and Product Breadth. Each of our processor families shares a common architecture across a range of product offerings which allow our customers to provide networking equipment for the most basic to the most advanced network infrastructure. This allows our customers to leverage software design efforts across multiple systems.

•	Efficient Power Usage. We have designed our products to optimize power usage. Our products include multiple power efficient processor cores and a proprietary advanced multi-core power management architecture, which allow our customers to optimize power usage across their products.

Our objective is to be the leading provider of intelligent processing products for next-generation networking, communications and security applications. Key elements of our strategy include:

•	Extend Our Technology Leadership Positions. We intend to continue to invest in the development of successive generations of our products to meet the increasingly higher performance, lower cost and lower power requirements of our customers.

•	Expand Our Customer Relationships. We intend to continue to build and strengthen our relationships with our customers to identify and secure new market opportunities.

•	Target New Applications Requiring Intelligent Processing. We intend to leverage our core design expertise to develop new processors for a broader range of applications and end markets.

•	Expand International Presence. We intend to continue to expand our sales, design and technical support organization to broaden our customer reach in new markets, primarily in Asia and Europe.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•	we were established in 2000 and have not been profitable in any fiscal period since we were formed. We experienced net losses of $11.7 million, $11.7 million and $9.0 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $3.0 million and $1.0 million for the three months ended March 31, 2006 and 2007, respectively;

•	the market for our products is highly competitive, and we face competition from a number of established companies;

•	we receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in, orders from one or a few of our major customers would adversely affect our operations and financial condition. We received 56% of our revenue in 2006 from our top five customers and 60% of our revenue in the first quarter of 2007 from our top five customers;

•	we expect our revenues and expense levels to vary in the future, making it difficult to predict our future operating results;

•	the average selling prices of products in our markets have historically decreased over time and will likely do so in the future, which could harm our revenues and gross profits; and

•	we rely on third parties for substantially all of our manufacturing operations, including wafer fabrication, assembly, test, warehousing and shipping.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in California in November 2000 and reincorporated in Delaware in February 2007. Our principal executive offices are located at 805 East Middlefield Road, Mountain View, California 94043, and our telephone number is (650) 623-7000. Our web site address is www.caviumnetworks.com. The information on, or accessible through, our web site is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Cavium Networks,” “company,” “we,” “us” and “our” refer to Cavium Networks, Inc. and its wholly-owned subsidiaries on a consolidated basis.

Cavium Networks and the Cavium Networks logo are trademarks of Cavium Networks, Inc. This prospectus also includes other trademarks of Cavium Networks, Inc. and trademarks of other persons.

THE OFFERING

Common stock offered	6,250,000 shares

Common stock to be outstanding after this offering	38,057,971 shares

Over-allotment option	937,500 shares

Use of proceeds	We intend to use the net proceeds of this offering to repay approximately $3.6 million of outstanding indebtedness under one of our credit facilities, pay $1.9 million under a license agreement and for working capital and other general corporate purposes, which may also include acquisitions of or investments in complementary businesses, technologies or other assets. See “Use of Proceeds.”

NASDAQ Global Market symbol	CAVM

The number of shares of common stock to be outstanding after this offering is based on 31,807,971 shares outstanding as of March 31, 2007, and excludes:

•	4,414,697 shares of common stock issuable upon exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $2.48 per share;

•	102,619 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of March 31, 2007, at a weighted average exercise price of $4.50 per share; and

•	5,000,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of each outstanding share of our Series A, Series B, Series C and Series D preferred stock into one share of common stock, upon completion of this offering;

•	conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase an aggregate of 102,619 shares of common stock, effective upon completion of this offering;

•	a one-for-two reverse stock split of our common and preferred stock effected on April 12, 2007;

•	no exercise by the underwriters of their option to purchase up to an additional 937,500 shares of common stock from us to cover over-allotments; and

•	the filing of our amended and restated certificate of incorporation prior to completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The summary consolidated statements of operations data for each of the years ended December 31, 2004, 2005 and 2006, and the summary consolidated balance sheet data as of December 31, 2006, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 are derived from our unaudited interim financial statements included in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period. The pro forma net loss per common share data is computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our convertible preferred stock into common stock as though the conversion had occurred on the original dates of issuance.

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenue	$7,411	$19,377	$34,205	$7,049	$11,141
Cost of revenue(1)(2)	3,080	7,865	13,092	2,622	4,182

Gross profit	4,331	11,512	21,113	4,427	6,959

Operating expenses:
Research and development(2)	12,010	16,005	18,651	5,120	4,326
Sales, general and administrative(2)	3,752	6,840	10,058	2,154	3,209

Total operating expenses	15,762	22,845	28,709	7,274	7,535

Loss from operations	(11,431)	(11,333)	(7,596)	(2,847)	(576)

Other income (expense), net:
Interest expense	(388)	(183)	(707)	(85)	(208)
Warrant revaluation expense	—	(411)	(467)	(151)	(225)
Interest income	86	355	345	81	69

Total other income (expense), net	(302)	(239)	(829)	(155)	(364)

Loss before income tax expense and cumulative effect of change in accounting principle	(11,733)	(11,572)	(8,425)	(3,002)	(940)
Income tax expense	—	—	(560)	(2)	(57)

Loss before cumulative effect of change in accounting principle	(11,733)	(11,572)	(8,985)	(3,004)	(997)
Cumulative effect of change in accounting principle	—	(100)	—	—	—

Net loss	$(11,733)	$(11,672)	$(8,985)	$(3,004)	$(997)

Net loss per common share, basic and diluted	$(1.82)	$(1.59)	$(1.11)	$(0.39)	$(0.12)
Shares used in computing basic and diluted net loss per common share	6,459,050	7,318,607	8,065,995	7,760,640	8,579,094
Pro forma net loss per common share, basic and diluted (unaudited)			$(0.29)		$(0.03)
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			29,631,993		30,943,465

(1)	Includes acquired intangible asset amortization of $254, $1,007 and $1,116 in the years ended December 31, 2004, 2005 and 2006, respectively, and $279 and $279 for the three months ended March 31, 2006 and 2007, respectively.

(2)	Includes stock-based compensation expense as follows:

				Three Months
	Year Ended December 31,			Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands)			(unaudited)

Cost of revenue	$—	$—	$9	$—	$4
Research and development	—	10	396	19	138
Sales, general and administrative	85	75	340	39	215

Total stock-based compensation expense	$85	$85	$745	$58	$357

The pro forma consolidated balance sheet data as of December 31, 2006 in the table below gives effect to (i) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and (ii) the reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock, as if each had occurred at March 31, 2007. The pro forma as adjusted consolidated balance sheet data as of March 31, 2007 also gives effect to (i) our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) our use of proceeds from this offering to repay approximately $3.6 million of outstanding indebtedness under one of our credit facilities and pay $1.9 million under a license agreement, as if each of these events had occurred at March 31, 2007.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands)
	(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	9,444	9,444	65,387
Working capital	9,578	10,501	67,957
Total assets	31,525	31,525	89,368
Preferred stock warrant liability	923	—	—
Capital lease and technology license obligations	2,890	2,890	2,890
Notes payable	3,645	3,645	—
Other non-current liabilities	16	16	16
Convertible preferred stock	72,440	—	—
Common stock and additional paid-in capital	4,536	77,899	139,387
Total stockholders’ equity (deficit)	(57,381)	15,982	77,470

RISK FACTORS

We updated the risk factors entitled “We have a history of losses, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis,” “We receive a substantial portion of our revenue from a limited number of customers, and the loss of, or a significant reduction in, orders from one or a few of our major customers would adversely affect our operations and financial condition,” “We expense stock options, which will negatively impact our net income in future periods” and “The price of our stock could decrease as a result of shares being sold in the market after this offering” on pages 7, 8, 18 and 20 of the preliminary prospectus to include information through March 31, 2007. The risk factors were revised to read as follows:

We have a history of losses, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

We were established in 2000 and have not been profitable in any fiscal period since we were formed. We experienced net losses of $11.7 million, $11.7 million and $9.0 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $3.0 million and $1.0 million for the three months ended March 31, 2006 and 2007, respectively. As of March 31, 2007, our accumulated deficit was $61.9 million. We expect to make significant expenditures related to the development of our products and expansion of our business, including research and development and sales and administrative expenses. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expenditures. As a result of these increased expenditures, we may have to generate and sustain substantially increased revenue to achieve profitability. Our revenue growth trends in prior periods may not be sustainable. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in, orders from one or a few of our major customers would adversely affect our operations and financial condition.

We receive a substantial portion of our revenues from a limited number of customers. We received an aggregate of approximately 49%, 52% and 56% of our revenues from our top five customers for the years ended December 31, 2004, 2005 and 2006, respectively, and 57% and 60% for the three months ended March 31, 2006 and 2007, respectively. We anticipate that we will continue to be dependent on a limited number of customers for a significant portion of our revenues in the immediate future and in some cases the portion of our revenues attributable to certain customers may increase in the future. However, we may not be able to maintain or increase sales to certain of our top customers for a variety of reasons, including the following:

•	our agreements with our customers do not require them to purchase a minimum quantity of our products;

•	some of our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty; and

•	many of our customers have pre-existing or concurrent relationships with our current or potential competitors that may affect the customers’ decisions to purchase our products.

In the past, we have relied in significant part on our strategic relationships with customers that are technology leaders in our target markets. We intend to pursue the expansion of such relationships and the formation of new strategic relationships but we cannot assure you that we will be able to do so. These relationships often require us to develop new products that may involve significant technological challenges. Our customers frequently place considerable pressure on us to meet their tight development schedules. Accordingly, we may have to devote a substantial amount of our resources to our strategic relationships, which could detract from or delay our completion of other important development projects. Delays in development could impair our relationships with our strategic customers and negatively impact sales of the products under development. Moreover, it is possible that our customers may develop their own product or adopt a competitor’s solution for products that they currently buy from us. If that happens, our sales would decline and our business, financial condition and results of operations could be materially and adversely affected.

In addition, our relationships with some customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer certain customers favorable prices on our products. In that event, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could seriously impact our revenue and materially and adversely affect our results of operations.

We expense stock options, which will negatively impact our net income in future periods.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, or SFAS 123(R), which requires the measurement of all share-based payments to employees and other service providers, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. Effective January 1, 2006, we adopted the fair-value-based recognition provisions of SFAS 123(R) using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. The total expense reported for the year ended December 31, 2006 and for the three months ended March 31, 2006 and 2007 related to stock options amounted to $745,000, $58,000 and $357,000, respectively. We expect this amount to increase in future years as new grants are made to existing employees and other service providers and to new employees and other service providers as they join the company. These additional expenses will decrease operating income and correspondingly reduce our net income in future periods.

The price of our stock could decrease as a result of shares being sold in the market after this offering.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. Upon the completion of this offering, we will have approximately 38,057,971 shares of common stock outstanding. All of the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended. Our directors, officers and other existing security holders will be subject to lock-up agreements described under the caption “Shares Eligible for Future Sale.” Subject to the volume and other restrictions under Rules 144 and 701 under the Securities Act, these securities will be available for sale following the expiration of these lock-up agreements. These lock-up agreements expire 180 days after the date of this prospectus or in certain circumstances up to 214 days after the date of this prospectus.

We revised the disclosure throughout the Registration Statement and the prospectus contained therein, including “Use of Proceeds” to reflect our intention to use proceeds from the offering to repay approximately $3.6 million of outstanding indebtedness. “Use of Proceeds” was revised to read as follows:

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $61.5 million, assuming an initial public offering price of $11.00 per share (the midpoint of the range listed on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds would be approximately $71.1 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the net proceeds to us from this offering by $5.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We intend to use our net proceeds from this offering to pay in full the principal amount outstanding under our term loan agreement with Silicon Valley Bank and Gold Hill Ventures 03 LP. As of March 31, 2007, the principal amount outstanding was $3.6 million. Currently, the loan has an interest rate equal to 10.5% per annum and has a maturity date of June 1, 2009. We used the proceeds of this loan for working capital and other general corporate purposes.

We also intend to use our net proceeds from this offering to pay an obligation under a license agreement of $1.9 million, which becomes due in connection with the automatic two-year extension of the license as a result of this offering.

We also intend to use our net proceeds from this offering for working capital and other general corporate purposes.

We may also use a portion of the proceeds to expand our current business through acquisitions of or investments in other complementary businesses, products or technologies. However, we have no negotiations, agreements or commitments with respect to any acquisitions at this time.

Pending the uses described above, we intend to invest the net proceeds in a variety of short-term, interest-bearing, investment grade securities.

We updated “Capitalization” to include information as of March 31, 2007. “Capitalization” was revised to read as follows:

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the conversion of all outstanding shares of our preferred stock into shares of common stock and (ii) the reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock; and

•	on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of 6,250,000 shares of common stock at the assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and our use of proceeds from this offering to repay approximately $3.6 million of outstanding indebtedness under one of our credit facilities and to pay $1.9 million under a license agreement.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes, each appearing elsewhere in this prospectus.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands, except share data)

Notes payable (includes $1,513, the current portion)	$3,645	$3,645	$—

Preferred stock warrant liability	923	—	—

Mandatorily redeemable convertible preferred stock, par value $0.001: 22,935,158 shares authorized, actual, 22,364,378 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	72,440	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, no shares issued or outstanding, actual; 10,000,000 shares authorized pro forma and pro forma as adjusted, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 40,965,057 shares authorized, 9,443,593 shares issued and outstanding, actual; 200,000,000 shares authorized, 31,807,971 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 38,057,971 shares issued and outstanding, pro forma as adjusted	9	32	38
Additional paid-in capital	4,527	77,867	139,349
Accumulated deficit	(61,917)	(61,917)	(61,917)

Total stockholders’ equity (deficit)	(57,381)	15,982	77,470

Total capitalization	$19,627	$19,627	$77,470

The table above excludes the following shares:

•	4,414,697 shares of common stock issuable upon exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $2.48 per share;

•	102,619 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of March 31, 2007, at a weighted average exercise price of $4.50 per share;

•	5,000,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

We updated “Dilution” to include information as of March 31, 2007. “Dilution” was revised to read as follows:

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of March 31, 2007, our pro forma net tangible book value was $14.3 million, or $0.45 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2007, after giving effect to the conversion of our preferred stock into common stock. After giving effect to our sale in this offering of 6,250,000 shares of our common stock at the assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2007 would have been approximately $75.8 million, or $1.99 per share of our common stock. This represents an immediate increase of net tangible book value of $1.54 per share to our existing stockholders and an immediate dilution of $9.01 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of March 31, 2007, before giving effect to this offering	$0.45
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.54

Pro forma net tangible book value per share after giving effect to this offering		1.99

Dilution in pro forma net tangible book value per share to investors in this offering		$9.01

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $2.19 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $8.81 per share.

The following table summarizes, as of March 31, 2007, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at the assumed initial public offering price of $11.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	31,807,971	83.6%	$73,984,000	51.8%	$2.33
New investors	6,250,000	16.4	68,750,000	48.2	11.00

Total	38,057,971	100.0%	$142,734,000	100.0%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 81.6% and our new investors would own 18.4% of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $74.0 million, or 48.3%, and the total consideration paid by our new investors would be $79.1 million, or 51.7%.

The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above. As of March 31, 2007, there were:

•	102,619 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of March 31, 2007, at a weighted average exercise price of $4.50 per share;

•	4,414,697 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $2.48 per share; and

•	5,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

If all of these options and warrants were exercised, then our existing stockholders, including the holders of these options and warrants, would own 85.3% and our new investors would own 14.7% of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $85.4 million, or 55.4%, and the total consideration paid by our new investors would be $68.8 million, or 44.6%. The average price per share paid by our existing stockholders would be $2.35 and the average price per share paid by our new investors would be $11.00.

We updated “Selected Consolidated Financial Data” to include information through March 31, 2007. “Selected Consolidated Financial Data” was revised to read as follows:

SELECTED CONSOLIDATED FINANCIAL DATA

We present below our selected consolidated financial data. The selected consolidated statement of operations data for each of the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the two years ended December 31, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 are derived from our unaudited interim financial statements included in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period. The pro forma net loss per common share data is computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our convertible preferred stock into common stock as though the conversion had occurred on the original dates of issuance.

						Three Months Ended March 31,
	Year Ended December 31,					(unaudited)
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenue	$632	$2,433	$7,411	$19,377	$34,205	$7,049	$11,141
Cost of revenue(1)(2)	209	773	3,080	7,865	13,092	2,622	4,182

Gross profit	423	1,660	4,331	11,512	21,113	4,427	6,959

Operating expenses:
Research and development(2)	9,167	9,970	12,010	16,005	18,651	5,120	4,326
Sales, general and administrative(2)	2,118	2,745	3,752	6,840	10,058	2,154	3,209

Total operating expenses	11,285	12,715	15,762	22,845	28,709	7,274	7,535

Loss from operations	(10,862)	(11,055)	(11,431)	(11,333)	(7,596)	(2,847)	(576)

Other income (expense), net:
Interest expense	(263)	(47)	(388)	(183)	(707)	(85)	(208)
Warrant revaluation expense	—	—	—	(411)	(467)	(151)	(225)
Interest income	105	97	86	355	345	81	69

Total other income (expense), net	(158)	50	(302)	(239)	(829)	(155)	(364)

Loss before income tax expense and cumulative effect of change in accounting principle	(11,020)	(11,005)	(11,733)	(11,572)	(8,425)	(3,002)	(940)
Income tax expense	—	—	—	—	(560)	(2)	(57)

Loss before cumulative effect of change in accounting principle	(11,020)	(11,005)	(11,733)	(11,572)	(8,985)	(3,004)	(997)
Cumulative effect of change in accounting principle	—	—	—	(100)	—	—	—

Net loss	$(11,020)	$(11,005)	$(11,733)	$(11,672)	$(8,985)	$(3,004)	$(997)

Net loss per common share, basic and diluted	$(3.37)	$(2.14)	$(1.82)	$(1.59)	$(1.11)	$(0.39)	$(0.12)
Shares used in computing basic and diluted net loss per common share	3,274,130	5,130,794	6,459,050	7,318,607	8,065,995	7,760,640	8,579,094
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)					29,631,993		30,943,465
Pro forma net loss per common share, basic and diluted (unaudited)					$(0.29)		$(0.03)

(1)	Includes acquired intangible asset amortization of (in thousands) $254, $1,007 and $1,116 in the years ended December 31, 2004, 2005 and 2006, respectively, and $279 and $279 for the three months ended March 31, 2006 and 2007, respectively.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,					Three Months Ended March 31, (unaudited)
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)

Cost of revenue	$—	$—	$—	$—	$9	$—	$4
Research and development	—	—	—	10	396	19	138
Sales, general and administrative	—	—	85	75	340	39	215

Total stock-based compensation expense	$—	$—	$85	$85	$745	$58	$357

						March 31,
	December 31,					(unaudited)
	2002	2003	2004	2005	2006	2007
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,003	$11,384	$18,381	$7,879	$10,154	$9,444
Working capital	6,017	11,198	17,718	6,160	11,689	9,578
Total assets	7,881	17,991	28,731	20,219	29,962	31,525
Preferred Stock Warrant Liability	—	—	—	1,184	701	923
Capital lease and technology license obligations	—	—	—	3,087	3,580	2,890
Notes payable	—	—	—	—	4,000	3,645
Other non-current liabilities	—	—	—	74	39	16
Convertible preferred stock	23,520	41,494	62,339	61,820	72,437	72,440
Common stock and additional paid-in capital	433	477	641	1,261	3,740	4,536
Total stockholders’ equity (deficit)	$(17,179)	$(28,530)	$(39,776)	$(50,674)	$(57,180)	$(57,381)

We updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include information through March 31, 2007. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” was revised to read as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a provider of highly integrated semiconductor products that enable intelligent processing for networking, communications and security applications. We market and sell our products to providers of networking equipment that sell their products into the enterprise network, data center, broadband and consumer, and access and service provider markets. Our products are used in a broad array of networking equipment, including routers, switches, content-aware switches, UTM and other security appliances, application-aware gateways, voice/video/data, or triple-play, gateways, WLAN and 3G access and aggregation devices, storage networking equipment, servers and intelligent network interface cards. We focus our resources on the design, sales and marketing of our products, and outsource the manufacturing of our products.

From our incorporation in 2000 through 2003, we were primarily engaged in the design and development of our first processor family, NITROX, which we began shipping commercially in 2003. In 2004, we introduced and commenced commercial shipments of NITROX Soho. In 2006, we commenced our first commercial shipments of our OCTEON family of multi-core MIPS64 processors. In addition, we introduced a number of new products within all three of these product families in 2006. Since inception, we have invested heavily in new product development and have not yet achieved profitability on a quarterly or annual basis. Our revenue has grown from approximately $7.4 million in 2004 to approximately $34.2 million in 2006, driven primarily by demand in the enterprise network and data center markets. We expect sales of our products for use in the enterprise network and data center markets to continue to represent a substantial portion of our revenue in the foreseeable future.

We primarily sell our products to OEMs, either directly or through their contract manufacturers. Contract manufacturers purchase our products only when an OEM incorporates our product into the OEM’s product, not as commercial off-the-shelf products. Our customers’ products are complex and require significant time to define, design and ramp to volume production. Accordingly, our sales cycle is long. This cycle begins with our technical marketing, sales and field application engineers engaging with our customers’ system designers and management, which is typically a multi-month process. If we are successful, a customer will decide to incorporate our product in its product, which we refer to as a design win. Because the sales cycles for our products are long, we incur expenses to develop and sell our products, regardless of whether we achieve the design win and well in advance of generating revenue, if any, from those expenditures. We do not have long-term purchase commitments from any of our customers, as sales of our products are generally made under individual purchase orders. However, once one of our products is incorporated into a customer’s design, it is likely to remain designed in for the life cycle of its product. We believe this to be the case because a redesign would generally be time consuming and expensive. We have experienced revenue growth due to an increase in the number of our products, an expansion of our customer base, an increase in the number of average design wins within any one customer and an increase in the average revenue per design win.

Key Business Metrics

Design Wins.  We closely monitor design wins by customer and end market on a periodic basis. We consider design wins to be a key ingredient in our future success, although the revenue generated by each design can vary significantly. Our long-term sales expectations are based on internal forecasts from specific customer design wins based upon the expected time to market for end customer products deploying our products and associated revenue potential.

Pricing and Margins.  Pricing and margins depend on the features of the products we provide to our customers. In general, products with more complex configurations and higher performance tend to be priced higher and have higher gross margins. These configurations tend to be used in high performance applications that are focused on the enterprise network, data center, and access and service provider markets. We tend to experience price decreases over the life cycle of our products, which can vary by market and application. In general, we experience less pricing volatility with customers that sell to the enterprise and data center markets.

Sales Volume.  A typical design win can generate a wide range of sales volumes for our products, depending on the end market demand for our customers’ products. This can depend on several factors, including the reputation, market penetration, the size of the end market that the product addresses, and the marketing and sales effectiveness of our customer. In general, our customers with greater market penetration and better branding tend to develop products that generate larger volumes over the product life cycle. In addition, some markets generate large volumes if the end market product is adopted by the mass market.

Customer Product Life Cycle.  We typically commence commercial shipments from nine months to three years following the design win. Once our product is in production, revenue from a particular customer may continue for several years. We estimate our customers’ product life cycles based on the customer, type of product and end market. In general, products that go into the enterprise network and data center take longer to reach volume production but tend to have longer lives. Products for other markets, such as broadband and consumer, tend to ramp relatively quickly, but generally have shorter life cycles. We estimate these life cycles based on our management’s experience with providers of networking equipment and the semiconductor market as a whole.

Results of Operations

Revenue.  Our revenue consists primarily of sales of our semiconductor products to providers of networking equipment and their contract manufacturers and through distributors. Initial sales of our products for a new design are usually made directly to providers of networking equipment as they design and develop their product. Once their design enters production, they often outsource their manufacturing to contract manufacturers that purchase our products directly from us or from our distributors. We price our products based on market and competitive conditions and periodically reduce the price of our products, as market and competitive conditions change, and as manufacturing costs are reduced. We do not experience different margins on direct sales to providers of networking equipment and indirect sales through contract manufacturers because in all cases we negotiate product pricing directly with the providers of networking equipment. To date, all of our revenue has been denominated in U.S. dollars.

We also derive revenue in the form of license and maintenance fees through licensing our software products which help our customers build products around our SoCs in a more time and cost efficient manner. Revenue from such arrangements totaled $0, $181,000, $740,000, $258,000 and $318,000 for the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007, respectively.

Our customers representing greater than 10% of revenue since 2004 were:

				Three Months Ended March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007

F5 Networks	12%	19%	21%	22%	20%
Cisco	*	*	18	11	24
SonicWALL	*	12	*	10	*
Yamaha	18	11	*	*	*

*	Represents less than 10%.

Our distributors are used primarily to support international sale logistics in Asia, including importation and credit management. Total revenue through distributors was $2.5 million, $6.2 million and $10.5 million in 2004, 2005 and 2006, respectively, and $2.2 million and $3.3 million for the three months ended March 31, 2006 and 2007, respectively, which accounted for 33.7%, 32.0%, 30.7%, 31.2% and 29.7% of revenue, respectively. While we have purchase agreements with our distributors, the distributors do not have long-term contracts with any of the equipment providers. Our distributor agreements limit the distributor’s ability to return product up to a portion of purchases in the preceding quarter. Given our experience, along with our distributors’ limited contractual return rights, we believe we can reasonably estimate expected returns from our distributors. Accordingly, we recognize sales through distributors at the time of shipment, reduced by our estimate of expected returns.

The following table is based on the geographic location of the original equipment manufacturers or the distributors who purchased our products. For sales to our distributors, their geographic location may be different from the geographic locations of the ultimate end customers. Sales by geography for the periods indicated were:

				Three Months Ended March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

United States	$3,857	$10,292	$19,483	$4,062	$6,768
Taiwan	1,275	3,085	7,403	1,492	2,406
Japan	1,662	3,517	2,612	576	849
Other countries	617	2,483	4,707	919	1,118

Total	$7,411	$19,377	$34,205	$7,049	$11,141

Cost of Revenue and Gross Margin.  We outsource wafer fabrication, assembly and test functions of our products. A significant portion of our cost of revenue consists of payments for the purchase of wafers and for assembly and test services. To a lesser extent, cost of revenue includes expenses relating to our internal operations that manage our contractors, the cost of shipping and logistics, royalties, inventory valuation charges taken for excess and obsolete inventory, warranty costs and changes in product cost due to changes in sort, assembly and test yields. In general, our cost of revenue associated with a particular product declines over time as a result of yield improvements, primarily associated with design and test enhancements.

We use third-party foundries and assembly and test contractors, which are primarily located in Asia, to manufacture, assemble and test our semiconductor products. We purchase processed wafers on a per wafer basis from our fabrication suppliers, which are currently TSMC and UMC. We also outsource the sort, assembly, final testing and other processing of our product to third-party contractors, primarily ASE and ISE. We negotiate wafer fabrication on a purchase order basis and do not have long-term agreements with any of our third-party contractors. A significant disruption in the operations of one or more of these contractors would impact the production of our products which could have a material adverse effect on our business, financial condition and results of operations.

Cost of revenue also includes amortized costs related to certain acquired technology assets in 2004 and 2005. In August 2004, we acquired certain assets of Brecis Communications Corporation, which included the purchase of its secure communication processor product line. We capitalized a total of $2.3 million of developed technology and are amortizing that amount on a straight line basis over the expected useful life of three years. In April 2005, we acquired Menlo Logic, LLC, which included the purchase of technology used for secure communication. We capitalized a total of $1.1 million of developed technology and are amortizing that amount on a straight line basis over the expected life of three years. The total estimated purchase price was allocated to tangible and identifiable intangible assets and liabilities assumed based on their estimated fair value. The total intangible assets amortization expense included in cost of revenue was $254,000, $1.0 million, $1.1 million, for the years ended December 31, 2004, 2005 and 2006, respectively, and $279,000 and $279,000 for the three months ended March 31, 2006 and 2007, respectively.

In addition, we incur costs for the fabrication of masks used by our contract manufacturers to manufacture wafers that incorporate our products. The cost of fabrication mask sets are expected to increase as we transition from a 130-nanometer to a 90-nanometer process in our next-generation products beginning in 2007. During the year ended December 31, 2006, we capitalized $694,000 of mask costs. During the three months ended March 31, 2006 and 2007, we capitalized none and $527,000 of mask costs, respectively. As our product processes continue to mature and as we develop more history and experience, we expect that, in the future, a greater percentage of mask costs will be used directly for production manufacturing and will be capitalized. We depreciate the cost of fabrication masks that we reasonably expect to use for production manufacturing. We depreciate those costs over a 12-month period and include them in cost of revenue. The balance of capitalized mask costs at March 31, 2007 was $814,000. As our products mature and there is increasing assurance that any particular product design will likely go into production, we anticipate that a larger percentage of our total mask costs will be capitalized and amortized to cost of revenue.

Our revenue, cost of revenue, gross profit and gross margin for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 were:

	Year Ended December 31,			Three Months Ended March 31, (unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

Revenue	$7,411	$19,377	$34,205	$7,049	$11,141
Cost of revenue	3,080	7,865	13,092	2,622	4,182

Gross profit	$4,331	$11,512	$21,113	$4,427	$6,959

Gross margin	58.4%	59.4%	61.7%	62.8%	62.5%

Our gross margin has been and will continue to be affected by a variety of factors, including average sales prices of our products, the product mix, the timing of cost reductions for fabricated wafers and assembly and test service costs, inventory valuation charges and the timing and changes in sort, assembly and test yields. Overall product margin is impacted by the mix between higher performance, higher margin products and lower performance, lower margin products. In addition, we typically experience lower yields and higher associated costs on new products, which improve as production volumes increase.

Research and Development Expenses.  Research and development expenses primarily include personnel costs, the cost of fabrication masks for prototype products, MIPS architecture license fees, engineering design development software and hardware tools, allocated facilities expenses and depreciation of equipment used in research and development and, beginning in 2006, stock based compensation under SFAS 123(R).

The cost of masks used for development purposes are charged to research and development expenses. We incurred total development fabrication mask costs of $0.6 million, $1.1 million and $1.2 million in 2004, 2005 and 2006, respectively, and $0.6 million and none for the three months ended March 31, 2006 and 2007, respectively. As our product processes continue to mature and as we develop more history and experience, we expect that, in the future, a lesser percentage of mask costs will be charged to research and development expense and more will be used directly for production manufacturing and as a result charged to cost of revenue.

We expect research and development expenses to continue to increase in total dollars although we expect these expenses to generally decrease as a percentage of revenue. Additionally, as a percentage of revenue, these costs fluctuate from one period to another. Total research and development expenses for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 were:

				Three Months
				Ended March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

Research and development expenses	$12,010	$16,005	$18,651	$5,120	$4,326
Percent of revenue	162.1%	82.6%	54.5%	72.6%	38.8%

Sales, General and Administrative Expenses.  Sales, general and administrative expenses primarily include personnel costs, accounting and legal fees, information systems, sales commissions, trade shows, marketing programs, depreciation, allocated facilities expenses and, beginning in 2006, stock based compensation under SFAS 123(R). We plan to continue to increase the size of our sales and marketing organization to enable us to expand into existing and new markets. We also plan to continue to invest in expanding our domestic and international sales and marketing activities and building brand awareness. We expect that after this offering, we will incur significant additional, accounting and legal compliance costs as well as additional insurance, and investor relations and other costs associated with being a public company. We expect sales, general and administrative expenses to increase significantly in absolute dollars and to generally decrease as a percentage of revenue in the future due to our expected growth and economies of scale. Total sales, general and administrative costs for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 were:

				Three Months
				Ended March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

Sales, general and administrative expenses	$3,752	$6,840	$10,058	$2,154	$3,209
Percent of revenue	50.6%	35.3%	29.4%	30.6%	28.8%

Other Income (Expense), Net.  Other income (expense), net primarily includes interest income on cash, cash equivalents and marketable securities balances and interest expense on our outstanding debt. It also includes net adjustments we made to record our preferred stock warrants at fair value in accordance with FSP 150-5. We adopted FSP 150-5 and accounted for the related cumulative effect of the change in accounting principle on July 1, 2005. Upon the closing of this offering, these warrants will convert into warrants to purchase shares of our common stock and, as a result, are not expected to result in future charges following the quarter in which the offering is completed.

				Three months
				ended March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

Interest expense	$(388)	$(183)	$(707)	$(85)	$(208)
Warrant revaluation expense	—	(411)	(467)	(151)	(225)
Interest income	$86	$355	$345	$81	$69

Other income (expense), net	$(302)	$(239)	$(829)	$(155)	$(364)

Provision for Income Taxes.  As of March 31, 2007, we had federal and state net operating loss carryforwards of approximately $19.0 million and $44.4 million, respectively. These federal and state net operating loss carryforwards will expire commencing in 2023 and 2009, respectively. We also have federal and state research and development tax credit carryforwards of approximately $2.2 million and $1.3 million, respectively. The federal and state tax credit carryforwards will expire commencing in 2021 and 2018, respectively, except for the California research tax credits which carry forward indefinitely. We also have federal alternative minimum tax credits of approximately $0.6 million. Utilization of these net operating loss and tax credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, and analogous provisions of state tax laws, that are applicable if we have experienced an “ownership change” in the past, or if an ownership change occurs in the future, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering.

We are in the process of expanding our international operations and staff to better support our expansion into international markets. This expansion includes the implementation of an international structure that includes, among other things, a research and development cost-sharing arrangement, certain licenses and other contractual arrangements between us and our wholly-owned domestic and foreign subsidiaries. Our foreign subsidiaries have acquired certain rights to exploit our existing intellectual property and intellectual property that we develop or license in the future. The existing rights were transferred for an initial payment. As a result of these changes and an expanding customer base in Asia, we expect that an increasing percentage of our consolidated pre-tax income will be derived from, and reinvested in, our Asian operations. We anticipate that this pre-tax income will be subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate and as a consequence, our effective income tax rate is expected to be lower than the U.S. federal statutory rate.

We adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. As a result of the implementation of FIN 48, we did not recognize any adjustment to the liability for uncertain tax positions and therefore did not record any adjustment to the beginning balance of retained earnings on the balance sheet. As of the date of adoption, we recorded a $3.0 million reduction to deferred tax assets for unrecognized tax benefits, all of which is currently offset by a full valuation allowance and therefore did not record any adjustment to the beginning balance of retained earnings on the balance sheet.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of March 31 2007, we have no accrued interest or penalties.

First Three Months 2007 Compared to First Three Months 2006

Revenue.  Our revenue was $11.1 million in the first three months of 2007 as compared to $7.0 million in the first three months of 2006, an increase of 58.6%. The majority of the increase in sales from the first three months of 2006 to the first three months of 2007 related to an increase in sales of $2.8 million to existing customers, which were primarily as a result of new design wins reaching commercial production. In the first three months of 2007 and 2006, a substantial majority of our sales were to customers that sell into the enterprise network and data center markets. In the first three months of 2007, we derived 29.7% of our revenue from indirect channels compared to 31.2% in the first three months of 2006.

Gross Margin.  Gross margin decreased 0.3 percentage points to 62.5% in the first three months of 2007 from 62.8% in the first three months of 2006. The decrease in gross margin in the first three months of 2007 compared to the first three months of 2006 was primarily due to a slight shift in product mix to less complex, lower performance products, partially offset by manufacturing cost improvements made during 2006 due to lower unit wafer costs, and assembly and test costs.

Research and Development Expenses.  Research and development expenses decreased by $0.8 million, or 15.7%, to $4.3 million in the first three months of 2007 from $5.1 million in the first three months of 2006. The decrease in expense was primarily due to a reduction in the amount of fabrication mask costs charged to research and development expenses. The cost of masks used for development purposes are charged to research and development expenses. Such amounts totaled $0.7 million and none in the first three months of 2006 and 2007, respectively. The Company capitalizes the costs of fabrication mask that are reasonably expected to be used during production manufacturing. Such amounts are included within property and equipment and depreciated to cost of revenue over a period of twelve months. Such amounts totaled none and $527,000 during the first three months of 2006 and 2007, respectively. Research and development headcount increased to 109 at the end of March 2007 from 90 at the end of March 2006.

Sales, General and Administrative Expenses.  Sales, general and administrative expenses increased $1.0 million, or 45.5%, to $3.2 million in the first three months of 2007 from $2.2 million in the first three months of 2006. Of the $1.0 million increase, salaries, benefits and commissions accounted for $0.4 million, accounting, legal fees and other services accounted for $0.2 million and stock-based compensation expense accounted for $0.1 million. The increase in accounting and legal fees were primarily the result of the development and implementation of internal systems and efforts to prepare to become a public company. Sales, general and administrative headcount increased to 58 at the end of March 2007 from 47 at the end of March 2006.

Income Tax Expense.  Income tax expense increased by $55,000 to $57,000 expense for the first three months of 2007 from $2,000 expense in the first three months of 2006. The increase is primarily due to federal alternative minimum tax on our profit in our U.S. operations adjusted by certain non-deductible items.

Other Income (Expense), Net.  Other income (expense), net increased by $0.2 million to $0.4 million expense for the first three months of 2007 from $0.2 million expense for the first three months of 2006. The increase was primarily due to an increase in interest expense, which was attributable to the $4.0 million drawn against a term loan line of credit in June 2006.

     Fiscal 2006 Compared to Fiscal 2005

Revenue.  Our revenue was $34.2 million in 2006 as compared to $19.4 million in 2005, an increase of 76.3%. The majority of the increase in sales from 2005 to 2006 related to an increase in sales of $12.1 million to existing customers, which were primarily as a result of new design wins reaching commercial production. In each of 2005 and 2006, a substantial majority of our sales were to customers that sell into the enterprise network and data center markets. In 2006, we derived 31.0% of our revenue from indirect channels compared to 32.0% in 2005.

Gross Margin.  Gross margin increased 2.3 percentage points to 61.7% in 2006 from 59.4% in 2005. The increase in gross margin in 2006 compared to 2005 was primarily due to a shift in product mix to more complex, higher performance products which generally have higher margins. In addition, manufacturing costs improved during 2006 due to lower unit wafer, assembly and test costs.

Research and Development Expenses.  Research and development expenses increased $2.7 million, or 16.9%, to $18.7 million in 2006 from $16.0 million in 2005. The increase included higher salaries and benefit expenses of $2.1 million and stock based compensation expenses of $0.4 million. Research and development headcount increased to 104 at the end of 2006 from 86 at the end of 2005.

Sales, General and Administrative Expenses.  Sales, general and administrative expenses increased $3.2 million, or 47.1%, to $10.0 million in 2006 from $6.8 million in 2005. Of the $3.2 million increase, salaries, benefits and commissions accounted for $1.7 million, accounting and legal fees and other services accounted for $0.6 million, stock-based compensation expense accounted for $0.3 million, and depreciation and allocated facilities accounted for $0.1 million. Accounting and legal fees were primarily the result of the development and implementation of our international structure and efforts to prepare to become a public company. Sales, general and administrative headcount increased to 47 at the end of 2006 from 36 at the end of 2005.

Income Tax Expense.  Income tax expense increased $0.6 million to net expense of $0.6 million in 2006 from $0 in 2005. The increase is due to an income tax provision of $0.6 million related to alternative minimum tax on profit in connection with establishing our international structure.

Other Income (Expense), Net.  Other income (expense), net increased $0.6 million to net expense of $0.8 million in 2006 from net expense of $0.2 million in 2005. The increase was primarily due to an increase in interest expense, which was attributable to the $4.0 million drawn against a term loan line of credit in June 2006.

     Fiscal 2005 Compared to Fiscal 2004

Revenue.  Our revenue was $19.4 million in 2005 as compared to $7.4 million in 2004, an increase of 162.2%. This increase was primarily due to increased sales of NITROX products to existing and new customers primarily for their enterprise network and data center products. In 2005, we derived 32.0% of our revenue from indirect channels compared to 33.3% in 2004.

Gross Margin.  Gross margin increased modestly to 59.4% in 2005, from 58.1% in 2004, primarily due to a product mix shift toward our more complex, higher performance products, which tend to have higher margins.

Research and Development Expenses.  Research and development expenses increased $4.0 million, or 33.3%, to $16.0 million in 2005 from $12.0 million in 2004. Product prototype, depreciation and other product development costs accounted for $1.8 million, salaries and benefit expenses accounted for $1.1 million, and facilities expenses and consulting services fees accounted for $0.9 million of the increase. Research and development headcount increased to 86 at the end of 2005 from 72 at the end of 2004.

Sales, General and Administrative Expenses.  Sales, general and administrative expenses increased $3.1 million, or 81.6%, to $6.8 million in 2005 from $3.8 million in 2004. Salaries, benefits and commissions accounted for $1.7 million of the increase, while facilities expenses, professional services fees and travel accounted for $1.4 million of the increase. Sales, general and administrative headcount increased to 36 at the end of 2005 from 25 at the end of 2004.

Other Income (Expense), Net.  Other income (expense), net decreased to net expense of $0.2 million in 2005 from net expense of $0.3 million in 2004. The decrease was primarily due to an increase in interest income, offset by $0.4 million in warrant revaluation expense recognized in accordance with FSP 150-5.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statements of operations data for each of the nine quarters in the period ended March 31, 2007. The quarterly data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. We anticipate that the rate of new orders may vary significantly from quarter to quarter. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and future quarters may be adversely affected. In addition, because of our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of revenue and operating results, including gross margin and operating expenses as a percentage of total revenue, are not necessarily meaningful and should not be relied upon as indications of future performance. Although we have experienced significant percentage growth in revenue, we do not believe that our historical growth rates are likely to be sustainable or necessarily indicative of future growth.

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007
	(in thousands, except per share data)

Revenue	$3,538	$4,284	$5,428	$6,127	$7,049	$8,099	$9,187	$9,870	$11,141
Cost of revenue(1)(2)	1,479	1,839	2,220	2,327	2,622	3,135	3,878	3,457	4,182

Gross profit	2,059	2,445	3,208	3,800	4,427	4,964	5,309	6,413	6,959

Operating expenses:
Research and development(2)	3,325	3,906	3,941	4,833	5,120	4,939	4,224	4,368	4,326
Sales, general and administrative(2)	1,547	1,591	1,760	1,942	2,154	2,799	2,594	2,511	3,209

Total operating expenses	4,872	5,497	5,701	6,775	7,274	7,738	6,818	6,879	7,535

Loss from operations	(2,813)	(3,052)	(2,493)	(2,975)	(2,847)	(2,774)	(1,509)	(466)	(576)

Other income (expense), net:
Interest expense	(72)	(23)	(37)	(51)	(85)	(199)	(271)	(152)	(208)
Warrant revaluation expense	—	—	(42)	(369)	(151)	(152)	(13)	(151)	(225)
Interest income	125	92	89	49	81	36	117	111	69

Total other income (expense), net	53	69	10	(371)	(155)	(315)	(167)	(192)	(364)

Loss before income tax expense and cumulative effect of change in accounting principle	(2,760)	(2,983)	(2,483)	(3,346)	(3,002)	(3,089)	(1,676)	(658)	(940)
Income tax expense	—	—	—	—	(2)	—	—	(558)	(57)

Loss before cumulative effect of change in accounting principle	(2,760)	(2,983)	(2,483)	(3,346)	(3,004)	(3,089)	(1,676)	(1,216)	(997)
Cumulative effect of change in accounting principle	—	—	(100)	—	—	—	—	—	—

Net loss	$(2,760)	$(2,983)	$(2,583)	$(3,346)	$(3,004)	$(3,089)	$(1,676)	$(1,216)	$(997)
Net loss per common share, basic and diluted	$(0.40)	$(0.42)	$(0.34)	$(0.44)	$(0.39)	$(0.38)	$(0.20)	$(0.14)	$(0.12)

(1)	Includes amortization of acquired technology as follows:

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007

Amortization of acquired technology	$191	$258	$279	$279	$279	$279	$279	$279	$279

(2)	Includes stock-based compensation expense as follows:

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007
	(in thousands)

Cost of revenue	$—	$—	$—	$—	$—	$3	$3	$3	$4
Research and development	1	1	1	7	19	122	122	133	138
Sales, general and administrative	27	7	19	22	39	85	101	115	215

Total stock-based compensation expense	$28	$8	$20	$29	$58	$210	$226	$251	$357

Revenue has increased sequentially in each of the quarters presented due to increases in the number of products sold to new and existing customers, ongoing development of indirect sales channels, and international expansion. This has led to an increase in sales primarily into the enterprise network and data center markets. To date, we have not experienced any material impact from any seasonal effects on an annual or quarterly basis.

Gross margin percentages have fluctuated from quarter to quarter due to changing selling prices, product mix and manufacturing costs. The gross margin percentage in the third quarter of 2006 decreased from that in the second quarter, due to costs associated with the initial increase in production costs attributed with new product development. The gross margin percentage increased from the third quarter of 2006 to the fourth quarter of 2006 due to improved yield and reduced costs associated with new products. The gross margin percentage decreased from the fourth quarter of 2006 to the first quarter of 2007 due to a change in product mix. If our mix changes toward lower margin products or if we are required due to competitive reasons to reduce pricing without a corresponding decrease in costs, our margins could decrease in the future.

Operating expenses have generally increased in each of the quarters presented as we continued to add personnel and related costs increased to accommodate the growth in our business. Research and development expenses in each of the first two quarters of 2006 were significantly impacted by wafer fabrication mask expenses associated with new product development. Sales, general and administrative expenses in the second quarter of 2006 included higher accounting and legal costs related to the development and implementation of our international structure and efforts to prepare to become a public company. Sales, general and administrative expenses increased sequentially from December 31, 2006 to March 31, 2007 primarily due to increased compensation as a result of increased headcount, increased professional fees and increased stock-based compensation.

Liquidity and Capital Resources

Since our inception, we have funded our operations using a combination of issuances of convertible preferred stock, cash collections from customers, a working capital line of credit and term loan and cash received from the exercise of employee stock options. As of March 31, 2007, we had cash and cash equivalents of $9.4 million, and a total of $3.6 million outstanding under our term loan.

In October 2005, we entered into a Loan and Security Agreement with Silicon Valley Bank to provide a revolving line of credit for $6.0 million collateralized by eligible receivables and all of our other assets except intellectual property. Borrowings under the revolving line of credit bear interest at the bank’s prime rate plus an applicable margin based on certain financial ratios of the company at the borrowing date. The applicable rate of interest under the revolving line of credit was 10.5% as of March 31, 2007. The accounts receivable line of credit was due to expire on January 5, 2007, but on January 25, 2007, we entered into a loan modification agreement that extended the term of this credit facility through July 4, 2008.

In October 2005, we also entered into a Term Loan and Security Agreement with Silicon Valley Bank and Gold Hill Venture Lending that provided a $4.0 million term loan line of credit. The credit line was secured by all of our other assets except intellectual property. Upon entering into the Term Loan and Security Agreement, we issued warrants to purchase a total of 27,500 shares of Series D convertible preferred stock at a price of $6.58 per share.

In June 2006, we borrowed $4.0 million against this term loan line of credit. Concurrently, we issued additional warrants to purchase 27,500 shares of Series D convertible preferred stock at a price of $6.58 per share as discussed in Note 9 of the consolidated financial statements. On October 24, 2006, we entered into the First Amendment to the Term Loan and Security Agreement. The amendment reduced the interest rate on the term loan to a fixed rate of 10.5%, effective November 1, 2006. In addition, it eliminated the Gold Hill prepayment fee and final payment fee.

Following is a summary of our working capital and cash and cash equivalents as of December 31, 2004, 2005 and 2006 and March 31, 2007:

				As of
				March 31,
	As of December 31,			(unaudited)
	2004	2005	2006	2007
	(in thousands)

Working capital	$18,322	$6,160	$11,689	$9,578
Cash and cash equivalents	$18,381	$7,879	$10,154	$9,444

The following table shows our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007:

				Three months Ended March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

Net cash provided by (used in) operating activities	$(10,522)	$(7,955)	$(7,819)	$(3,307)	$2,445
Net cash (used in) investing activities	(2,283)	(2,608)	(2,075)	(243)	(731)
Net cash provided by (used in) financing activities	19,802	61	12,169	1,787	(2,424)

Cash Flows from Operating Activities

Net cash used in operating activities was $3.3 million for the three months ended March 31, 2006, primarily consisting of our net loss of $3.0 million and an increase of $1.9 million in accounts receivable balance, primarily driven by higher revenue, partially offset by depreciation and amortization expense of $1.0 million and an increase in accounts payable of $0.9 million. Net cash provided by operating activities was $2.4 million for the three months ended March 31, 2007 primarily due to a net loss of $1.0 million, offset by an increase of $2.3 million in accrued expenses and deferred revenue and $1.2 million in depreciation and amortization.

Net cash used in operating activities was $10.5 million, $8.0 million and $7.8 million in 2004, 2005 and 2006, respectively. Net cash used in operating activities in 2006 primarily consisted of our net loss of $9.0 million and an increase of $3.4 million in accounts receivable balance, primarily driven by higher revenue and an increase of $2.9 million in inventories as we continued to increase production in order to meet increased customer demand, offset by depreciation and amortization expense of $5.0 million and an increase in accrued liabilities and deferred revenue of $1.1 million.

Net cash used in operating activities in 2004 and 2005 primarily consisted of our net losses of $11.7 million and $11.7 million, respectively, and an increase of $795,000 and $2.1 million, respectively, in accounts receivable balances, offset by depreciation and amortization of $2.1 million and $3.3 million, respectively, and an increase in accrued liabilities of $420,000 and $1.3 million, respectively. For 2004, inventories increased by $1.1 million as we continued to increase production in order to meet the increased customer demand. There was minimal change in inventories in 2005. The increase in accounts receivable balances were generally due to higher revenue and the increase in accrued liabilities were primarily due to growth in accrued compensation and benefits associated with increases in our headcount each year.

Cash Flows from Investing Activities

Net cash used in investing activities was $0.2 million and $0.7 million for the three months ended March 31, 2006 and 2007, respectively. Net cash flows used in investing activities relate to capital expenditures in each of the quarters to support product development and general growth.

Net cash used in investing activities was $2.3 million, $2.6 million and $2.1 million in 2004, 2005 and 2006, respectively. Net cash flows used in investing activities primarily relate to acquisitions in 2004 and 2005, as well as capital expenditures in each year to support product development and general growth.

Cash Flows from Financing Activities

Net cash provided by financing activities was $1.8 million for the three months ended March 31, 2006 primarily due to the $2.0 million proceeds received from a bridge loan financing. Net cash used in financing activities was $2.4 million for the three months ended March 31, 2007 primarily due to $1.3 million in payments related to our initial public offering and $0.8 million in principal payments of capital lease and technology license obligations.

Net cash provided by financing activities was $19.8 million, $0.1 million and $12.2 million in 2004, 2005 and 2006, respectively. Between December 2004 and February 2005, we sold our Series D preferred stock for net proceeds of $20.7 million. There was no additional financing activity in 2005. In August and October 2006, we sold additional shares of Series D preferred stock for net proceeds of $9.0 million. In addition, shareholders exercised Series B and Series D preferred stock warrants during the year for net proceeds of $0.8 million. We had no net borrowing in 2004 and 2005. In 2006, we made net borrowings of $4.0 million under our term loan agreement.

We believe that our $9.4 million of cash and cash equivalents at March 31, 2007, the extension of our $6.0 million line of credit and expected cash flow from operations will be sufficient to fund our projected operating requirements for at least twelve months. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our engineering, sales and marketing activities, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential material investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Indemnities

In the ordinary course of business, we have entered into agreements with customers that include indemnity provisions. Based on historical experience and information known as of December 31, 2006, we believe our exposure related to the above indemnities at December 31, 2006 is not material. In the ordinary course of business, we also enter into indemnification agreements with our officers and directors and our certificate of incorporation and bylaws include similar indemnification obligations to our officers and directors. It is not possible to determine the amount of our liability related to these indemnification agreements and obligations to our officers and directors due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2006:

	Payments Due By Period
	Less Than	1 to 2	3 to 5	More Than
	1 Year	Years	Years	5 Years	Total
	(in thousands)

Operating leases	$935	$685	$88	$23	$1,731
Capital lease and technology license obligations	2,747	1,073	—	—	3,820
Purchase commitments	5,009	—	—	—	5,009
Notes payable	1,474	2,526	—	—	4,000

Total	$10,165	$4,284	$88	$23	$14,560

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain:

•	revenue recognition;

•	product warranty accrual;

•	stock-based compensation;

•	estimation of fair value of warrants to purchase convertible preferred stock;

•	inventory valuation; and

•	accounting for income taxes.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future financial condition or results of operations.

Revenue Recognition

We derive our revenue primarily from sales of semiconductor products. We recognize revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the fee is deemed fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices, which is often memorialized with a customer purchase order. Our agreements with non-distributor customers do not include rights of return or acceptance provisions. We assess the ability to collect from our customers based on a number of factors, including credit worthiness and any past transaction history of the customer. If the customers are not deemed credit worthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. No such revenue was deferred in 2004, 2005 or 2006, respectively.

Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. We generally recognize revenue at the time of shipment to our customers. Our revenue consists primarily of sales of our products to providers of networking equipment, their contract manufacturers or to our distributors. Initial sales of our products for a new design are usually made directly to providers of networking equipment as they design and develop their product. Once their design enters production, they often outsource their manufacturing to contract manufacturers that purchase our products directly from us or from our international distributors.

We have entered into certain distributor agreements where we grant to distributors limited rights of returns and price protection. Revenue from sales to distributors is recognized upon shipment if we conclude that we can reasonably estimate the credits for returns and price adjustments issuable. Revenue from sales to distributors is deferred if we grant more than limited rights of returns and price credits or if we cannot reasonably estimate the level of returns and credits issuable. Reserves are provided for estimated returns relating to rights of return and other credits for price protection, at the time of shipment, based on our historical pattern of returns and pricing credits of sales recognized upon shipment. If actual results differ from our estimates, operating results could be adversely affected.

We also derive revenue in the form of license and maintenance fees through licensing our software products. Revenue from such arrangements totaled $0, $181,000 and $740,000, for the years ended December 31, 2004, 2005 and 2006, respectively, and $258,000 and $318,000 for the three months ended March 31, 2006 and 2007, respectively. The value of any support services is recognized as services revenue on a straight-line basis over the term of the related support period, which is typically one year.

We also enter into development agreements with some of our customers. Development revenue is recognized under the proportional performance method, with the associated costs included in cost of sales. We estimate the proportional performance of the development contracts based on an analysis of progress toward completion. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. To date, we have not recorded any such losses. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. To the extent we are unable to estimate the proportional performance then the revenue is recognized on a completed contract basis.

Total deferred revenue was $220,000, $628,000 and $3,542,000 as of December 31, 2005 and 2006 and March 31, 2007, respectively, which also includes deferred revenue associated with license and maintenance fees and development revenue. The increase in deferred revenue in 2006 is consistent with the increase in our product revenue and consists of license and maintenance billings, which are recognized as revenue over the twelve month maintenance period. The increase in deferred revenue in the first three months of 2007 was due to a development agreement with one of our customers which we anticipate is non-recurring and which will be recognized under the proportional performance method over the next four quarters.

Warranty Accrual

Our products are subject to warranties of one year and we provide for the estimated future costs of replacement upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenue and assumes that we have to replace products subject to a claim.

Stock-Based Compensation

In 2006, the fair value of our common stock was determined by our board of directors based, in part, on quarterly valuations obtained by us on a contemporaneous basis. Given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock for purposes of determining stock-based compensation expense. Our board of directors considered objective and subjective factors in determining the estimated value of our common stock on each option grant date, including the timing of the grant in relation to previous valuation dates, the prices for our convertible preferred stock sold to outside investors in arms-length transactions, the rights, preferences and privileges of that convertible preferred stock relative to those of our common stock, our stage of development and revenue growth, the hiring of key personnel, the likelihood of achieving a liquidity event, such as our initial public offering or sale, for the shares of common stock underlying the options given prevailing market conditions, and valuations conducted by independent valuation consultants.

During 2006, in estimating the fair value of our common stock our board of directors considered, along with other factors, the valuations made by Duff & Phelps, LLC, an independent valuation firm. The Company engaged Duff & Phelps, LLC in September 2005 to perform valuations of its common stock and convertible preferred stock at least quarterly. Duff & Phelps, LLC used an income approach to estimate the aggregate enterprise value of the Company at each valuation date. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with these valuations were based on our expected operating performance over the forecast period.

Duff & Phelps, LLC allocated the aggregate implied enterprise value that it estimated to the shares of our preferred and common stock using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Duff & Phelps, LLC estimated the volatility of our stock based on available information on the volatility of stocks of publicly traded companies in our industry.

During 2006, we granted options to purchase our common stock at dates that generally fell between the dates of the valuations performed by Duff & Phelps, LLC. In those instances, we granted awards with an exercise price equal to the per-share fair value we determined as of such dates, based in part on consideration of the most recent valuation reports received from Duff & Phelps, LLC and other market factors. In conjunction with preparing our financial statements we estimated the fair value of our common stock underlying stock options on these dates of grant under SFAS 123(R). We retrospectively calculated our revenue growth between the dates of the third-party valuation received immediately prior to and subsequent to the grant date and utilized this information to interpolate an estimated per share value of our common stock between those dates. In the first quarter of 2006, our board granted stock options to purchase an aggregate of 1,961,250 shares of common stock with an exercise price of $3.04 per share. In the second quarter of 2006, our board granted stock options to purchase an aggregate of 123,500 shares of common stock with an exercise price of $3.74 per share. In the third quarter of 2006, our board granted stock options to purchase an aggregate of 135,000 shares of common stock with an exercise price of $5.52 per share. In the fourth quarter of 2006, our board granted stock options to purchase an aggregate of 215,000 shares of common stock with an exercise price of $5.42 per share. In the first quarter of 2007, our board granted stock options to purchase an aggregate of 361,375 shares of common stock with an exercise price of $8.52 per share. The estimated fair value of our common stock increased during the first and second quarters of 2006 due to an overall improvement in certain aspects of our business including increasing revenues, expanding distribution channels and customer base and new product introductions. During the third quarter of 2006, the estimated fair value of our common stock decreased slightly. At the end of the third quarter, business continued to improve, but concurrently we revised downward the projections for expected sales, income and cash flow in future years, which reduced the projected cash flow. This downward revision offset any increase due to improving business conditions. The estimated fair value of our common stock increased at the end of the fourth quarter of 2006 and first quarter of 2007 due to continued improvement in our business in the fourth quarter of 2006 and the first quarter of 2007, continued reduction in our quarterly net loss and the increased likelihood of an initial public offering.

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. In accordance with APB 25, we recognized no stock-based compensation expense for options granted with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized during the year ended December 31, 2006 is based on the grant date fair value of stock option awards we granted or modified after January 1, 2006. We recognize this expense on a straight-line basis over the options’ vesting period. We estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant.

We determined that it was not practical to calculate the volatility of our share price since our securities are not publicly traded and therefore there is no readily determinable market value for our stock and we are a high-growth technology company whose future operating results are not comparable to prior operating results. Therefore, we estimated our expected volatility based on reported market value data for a group of publicly traded companies, which we selected from market indices that we believed were relatively comparable in regards to the markets they served, size, stage of life cycle, risk, profitability and growth profiles. We used the average expected volatility rates reported by the comparable group to approximate the expected term that we estimated.

For the year ended December 31, 2006 and for the three months ended March 31, 2006 and 2007, we recorded non-cash stock-based compensation expense of $745,000, $58,000 and $357,000, respectively, in accordance with SFAS 123(R) based on the related options having an expected term of between four and five years, depending on the grant and related vesting term. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. SFAS 123(R) also requires that we recognize compensation expense only for the portion of stock options that are expected to vest, based on our estimated forfeiture rate. Our estimated forfeiture rate for the year ended December 31, 2006 and for the three months ended March 31, 2006 and 2007 was 5%. If the actual number of future forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods.

We account for stock-based compensation arrangements with non-employees in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes option valuation model. This model utilizes the estimated fair value of our common stock, the contractual term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. Stock-based compensation expense related to non-employees was $8,000, $62,000 and $70,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $40,000 and $68,000 for the three months ended March 31, 2006 and 2007, respectively.

Estimation of Fair Value of Warrants to Purchase Convertible Preferred Stock

On July 1, 2005, we adopted FASB Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5. FSP 150-5 provides that the warrants we have issued to purchase shares of our convertible preferred stock are subject to the requirements in FSP 150-5, which requires us to classify these warrants as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. At the time of adoption, we recorded a charge in the amount of $100,000 for the cumulative effect of this change in accounting principle, to reflect the estimated increase in fair value of these warrants as of that date. We recorded $411,000 and $467,000 of expense in other income (expense), net, for the remainder for the years ended December 31, 2005 and 2006, respectively, and $151,000 and $225,000 for the three months ended March 31, 2006 and 2007, respectively, to reflect increases in the estimated fair value of the warrants.

Upon the closing of this offering, the remaining outstanding warrants will convert to warrants to purchase shares of our common stock and, as a result, will no longer be subject to FSP 150-5. At that time, the then-current aggregate fair value of these warrants will be reclassified from current liabilities to additional paid-in capital, and we will cease to record any related periodic fair value adjustments. We incurred a non-cash warrant revaluation expense relating to our outstanding warrants for preferred stock in the quarter ended March 31, 2007 of $225,000. Additionally, we will incur a non-cash warrant revaluation expense relating to our outstanding warrants for preferred stock in the quarter ending June 30, 2007 to the extent the price of our common stock on the closing date of our initial public offering exceeds $11.24 per share. If the price of our common stock on the closing date of our initial public offering is below $11.24 per share, we will reduce our expense relating to our outstanding warrants for preferred stock in the quarter ending June 30, 2007. For every one dollar increase in the price of our common stock on the closing date of our initial public offering above $11.24 per share, the amount of the warrant revaluation expense would increase by approximately $103,000. Conversely, for every one dollar decrease in the price of our common stock on the closing date of our initial public offering below $11.24 per share, our expense would decrease by approximately $103,000. The exact amount of the expense will depend on the price of our common stock on the earlier of (i) the date of exercise of the warrants or (ii) the closing date of our initial public offering on The NASDAQ Global Market on May   , 2007, the expected date of the closing of this offering.

Inventory Valuation

We write down inventory based on historical usage and forecasted demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values. Inventory valuation reserves were $64,000, $155,000, $366,000 and $379,000 as of December 31, 2004, 2005 and 2006 and March 31, 2007, respectively. Inventory reserves, once established, are not reversed until the related inventory has been sold or scrapped.

Accounting for Income Taxes

We are a multinational corporation operating in multiple tax jurisdictions. We must determine the allocation of income to each of these and apply the appropriate tax rates for these jurisdictions. At March 31, 2007, we had approximately $19.0 million and $44.4 million of net operating loss carry forwards available to offset future taxable income for U.S. federal and state purposes, respectively. These federal and state net operating loss carry forwards will expire commencing in 2023 and 2009, respectively. We also have federal and state research and development tax credit carryforwards of approximately $2.2 million and $1.3 million, respectively. The federal and other state tax credit carryforwards will expire commencing 2021 and 2018, respectively, except for the California research tax credits which carry forward indefinitely. The Company also has federal alternative minimum tax credits of approximately $0.6 million. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision or benefit for taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. Profit from non-U.S. activities are subject to local country taxes but are not subject to U.S. tax until repatriated to the U.S. It is our intention to permanently reinvest most of these earnings outside the U.S.

As of March 31, 2007, we had gross deferred tax assets of $15.9 million, which were primarily related to federal and state net operating loss carryforwards and tax credit carryforwards. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent that we believe recovery is not likely, we establish a valuation allowance. Due to the uncertainty of our future profitability, we have fully reserved our deferred tax assets at March 31, 2007. For the year ended December 31, 2006 and for the three months ended March 31, 2007, we reported $560,000 and $57,000, respectively, of income tax provision. The provision at December 31, 2006 is related to the implementation of an international tax structure. The provision at March 31, 2007 is primarily due to federal alternative minimum tax on profit in our U.S. operation, adjusted by certain non-deductible items. If we determine in the future that these deferred tax assets are more-likely-than-not to be realized, a release of all or a portion of the related valuation allowance would increase income in the period in which that determination is made.

Recent Accounting Pronouncements

In June 2006, the FASB Emerging Issues Task Force issued EITF No. 06-03, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), or EITF 06-03, which states that a company must disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-03. If taxes included in gross revenue are significant, a company must disclose the amount of these taxes for each period for which an income statement is presented. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. EITF 06-03 will be effective for us beginning January 1, 2007. Based on our current evaluation of this issue, the adoption of EITF 06-03 did not have a material impact on our consolidated results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN No. 48, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 became effective for us beginning January 1, 2007.

We adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. As a result of the implementation of FIN 48, we did not recognize any adjustment to the liability for uncertain tax positions and therefore did not record any adjustment to the beginning balance of retained earnings on the consolidated balance sheet. As of the date of adoption, we recorded a $3.0 million reduction to deferred tax assets for unrecognized tax benefits, all of which is currently offset by a full valuation allowance and therefore did not record any adjustment to the beginning balance of retained earnings on the balance sheet.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of March 31 2007, we have no accrued interest or penalties.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for us beginning in the first quarter of fiscal 2008. We are currently evaluating what impact, if any, SFAS No. 157 will have on our interim financial reporting.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt this pronouncement in the first quarter of 2008 and are currently evaluating the impact of this pronouncement on our consolidated results of operations and financial position.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

All of our sales are denominated in U.S. dollars. We therefore have no foreign currency risk associated with sale of products. Our international sales and marketing operations incur expenses that are denominated in foreign currencies. These expenses could be materially affected by currency fluctuations; however, we do not consider this currency risk to be material as the related costs do not constitute a significant portion of our total spending. We outsource our wafer fabrication, assembly, testing, warehousing and shipping operations; however all expenses related thereto are denominated in U.S. dollars.

Interest Rate Risk

We had cash and cash equivalents of $9.4 million at March 31, 2007, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates due to their short term nature. Declines in interest rates, however, will reduce future investment income.

At March 31, 2007, we had $3.6 million of borrowings outstanding under our term loan line of credit, which bore interest at a fixed rate of 10.5%.

BUSINESS

We updated the “Customers” and “Employees” sections of “Business” to include information through March 31, 2007. The sections were revised to read as follows:

Customers

We primarily sell our products to providers of networking equipment, either directly or through contract manufacturing organizations and distributors. By providing comprehensive systems-level products along with our ecosystem partners, we provide our customers with products that empower their next-generation networking systems more quickly and at lower cost than other alternatives. In 2006, we generated revenue from over 100 customers, including Aruba Networks, Cisco, Citrix, F5 Networks, Furukawa Electric, Juniper Networks, Nokia, SafeNet, SonicWALL and Yamaha.

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue. Cisco accounted for 18% of revenue in 2006. F5 Networks accounted for 12%, 19%, and 21% of revenue in 2004, 2005 and 2006, respectively. SonicWALL accounted for 12% of revenue in 2005. Yamaha accounted for 18% and 11% of revenue in 2004 and 2005, respectively. Cisco accounted for 11% and 24% of revenue for the three months ended March 31, 2006 and 2007, respectively. F5 Networks accounted for 22% and 20% of revenue for the three months ended March 31, 2006 and 2007, respectively.

Employees

As of March 31, 2007, we had 177 regular employees located in the United States, India and Asia, which was comprised of: 10 employees in manufacturing operations, 109 in engineering, research and development, 58 in sales, marketing and administrative. None of our employees is represented by a labor union and we consider current employee relations to be good.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We updated “Certain Relationships and Related Party Transactions” to revise the “Policies and Procedures for Review and Approval of Conflicting Activities” section and add a new section. These sections read as follows:

Purchase of Cavium Networks (India) Private Limited Shares

We have a subsidiary incorporated in India, called Cavium Networks (India) Private Limited, or Cavium India. Under Indian law, all private companies must have at least two shareholders. To facilitate the formation of Cavium India, given the two-shareholder requirement and certain other rules, Cavium India was originally nominally capitalized by Syed Ali, our Chairman, President and CEO, and Y. Achyuth Reddy, a current director of Cavium India. Both individuals were issued 5,000 ordinary shares in Cavium India at a purchase price of Rs. 10 (currently approximately US$0.24). Soon after formation, we became Cavium India’s majority shareholder. We have decided to purchase the minority interests in Cavium India so that it will become a wholly-owned subsidiary. The purchase price of the Cavium India shares, Rs. 136 per share (approximately US$3.25 per share), has been established by Cavium India’s chartered accountant using mandatory valuation guidelines established by the Indian government for the purpose of setting the minimum allowable purchase prices under certain circumstances.

In order to facilitate a transfer from both Mr. Reddy and Mr. Ali of their minority interests in Cavium India to two of our wholly-owned subsidiaries, Mr. Reddy will purchase 5,000 ordinary shares in Cavium India from Mr. Ali for approximately $16,250. Once the Ali-Reddy transfer is complete, Mr. Reddy will then sell all of the Cavium India ordinary shares he holds to two of our subsidiaries for an aggregate purchase price of approximately $32,500.

Policies and Procedures for Review and Approval of Conflicting Activities

Pursuant to our written Code of Conduct, our executive officers and directors are not permitted to enter into any transactions with us without the approval of either our audit committee or our board of directors. In approving or rejecting such proposed transactions, the audit committee or board of directors, as applicable, shall consider the relevant facts and circumstances available and deemed relevant to the audit committee or board of directors, as applicable, including but not limited to the risks, costs, benefits to us, the terms of the transactions, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee and/or board of directors shall approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee or board of directors determines in the good faith exercise of its discretion. We have designated a compliance officer to generally oversee compliance with the Code of Conduct.

All of the transactions described above, other than the purchase of Cavium India shares, were entered into prior to the adoption of our Code of Conduct. Instead, their approvals are as described herein. The stock option exercises were the result of options granted by our board of directors. The issuances of Series D Preferred Stock and the related Investors’ Rights Agreement and Voting Agreement were unanimously approved by our board of directors. The director and officer indemnification agreements were unanimously approved by our board of directors. The purchase of Cavium India shares was approved by our board of directors, with Mr. Ali abstaining from the vote.

We updated the “Consolidated Financial Statements” to include information through March 31, 2007. The “Consolidated Financial Statements” were revised to read as follows:

CAVIUM NETWORKS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Cavium Networks, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in mandatorily redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Cavium Networks, Inc. and its subsidiaries at December 31, 2005 and December 31, 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, in 2005 the Company changed the manner in which it accounts for freestanding warrants on preferred shares that are redeemable and in 2006 the Company changed the manner in which it accounts for share-based compensation.

/s/  PricewaterhouseCoopers LLP

San Jose, California
February 13, 2007, except for Note 14, which is as of April 12, 2007

CAVIUM NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

				Pro Forma
				Stockholders’
				Equity and
				Liabilities as of
			As of March 31,	March 31,
	As of December 31,		2007	2007
	2005	2006	(unaudited)	(unaudited)
	(in thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$7,879	$10,154	$9,444
Accounts receivable, net of allowances of $110, $102 and $101 (unaudited), respectively	3,836	7,248	7,625
Inventories	2,087	5,006	5,376
Prepaid expenses and other current assets	319	405	686

Total current assets	14,121	22,813	23,131
Property and equipment, net	1,773	5,040	5,091
Intangible assets, net	4,219	1,902	1,666
Other assets	106	207	1,637

Total assets	$20,219	$29,962	$31,525

LIABILITIES, MANDATORY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,293	$2,904	$3,192
Accrued expenses and other current liabilities	2,215	2,853	2,258
Deferred revenue	220	628	3,542
Capital lease and technology license obligations, current portion	2,049	2,564	2,125
Preferred stock warrant liability	1,184	701	923	$—
Current portion of notes payable	—	1,474	1,513

Total current liabilities	7,961	11,124	13,553
Notes payable, net of current portion	—	2,526	2,132
Capital lease and technology license obligations, net of current portion	1,038	1,016	765
Other non-current liabilities	74	39	16

Total liabilities	9,073	14,705	$16,466

Commitments and contingencies (Note 13)
Mandatorily redeemable convertible preferred stock, par value $0.001: 22,220,100, 22,935,158, 22,935,158 (unaudited) and no shares (unaudited) authorized; 21,091,375, 22,364,197, 22,364,378 (unaudited), and no shares (unaudited) issued and outstanding; $62,057, $69,623, $69,623, and none aggregate liquidation preference	61,820	72,437	72,440	—

Stockholders’ equity (deficit):
Common stock, par value $0.001: 37,750,000, 40,965,057, 40,965,057 (unaudited) and 40,965,057 (unaudited) shares authorized; 8,739,315, 9,365,600, 9,443,593 (unaudited), 31,807,971 (unaudited) shares issued and outstanding	9	9	9	32
Additional paid-in capital	1,252	3,731	4,527	77,867
Accumulated deficit	(51,935)	(60,920)	(61,917)	(61,917)

Total stockholders’ equity (deficit)	(50,674)	(57,180)	(57,381)	$15,982

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ deficit	$20,219	$29,962	$31,525

  The accompanying notes are an integral part of these consolidated financial statements.

CAVIUM NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)

Revenue	$7,411	$19,377	$34,205	$7,049	$11,141
Cost of revenue(1)	3,080	7,865	13,092	2,622	4,182

Gross profit	4,331	11,512	21,113	4,427	6,959

Operating expenses:
Research and development(1)	12,010	16,005	18,651	5,120	4,326
Sales, general and administrative(1)	3,752	6,840	10,058	2,154	3,209

Total operating expenses	15,762	22,845	28,709	7,274	7,535

Loss from operations	(11,431)	(11,333)	(7,596)	(2,847)	(576)

Other income (expense), net:
Interest expense	(388)	(183)	(707)	(85)	(208)
Warrant revaluation expense	—	(411)	(467)	(151)	(225)
Interest income	86	355	345	81	69

Total other income (expense), net	(302)	(239)	(829)	(155)	(364)

Loss before income tax expense and cumulative effect of change in accounting principle	(11,733)	(11,572)	(8,425)	(3,002)	(940)
Income tax expense	—	—	(560)	(2)	(57)

Loss before cumulative effect of change in accounting principle	(11,733)	(11,572)	(8,985)	(3,004)	(997)
Cumulative effect of change in accounting principle	—	(100)	—	—	—

Net loss	$(11,733)	$(11,672)	$(8,985)	$(3,004)	$(997)

Net loss per common share, basic and diluted	$(1.82)	$(1.59)	$(1.11)	$(0.39)	$(0.12)
Shares used in computing basic and diluted net loss per common share	6,459,050	7,318,607	8,065,995	7,760,640	8,579,094
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			29,631,993		30,943,465
Pro forma net loss per common share, basic and diluted (unaudited)			$(0.29)		$(0.03)

(1)	Includes stock-based compensation expense as follows:

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

Cost of revenue	$—	$—	$9	$—	$4
Research and development	—	10	396	19	138
Sales, general and administrative	85	75	340	39	215

The accompanying notes are an integral part of these consolidated financial statements.

CAVIUM NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN MANDATORILY REDEEMABLE
CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share data)

	Mandatorily Redeemable				Additional	Notes Receivable		Total
	Convertible Preferred Stock		Common Stock		Paid-in	from	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Deficit	Deficit

Balance at December 31, 2003	17,941,355	$41,494	7,237,360	$8	$469	$(143)	$(28,530)	$(28,196)
Issuance of Series D preferred stock, net of issuance costs of $26	3,049,454	20,032
Common stock issued in connection with early-exercises of stock options subject to repurchase			953,320
Common stock issued in connection with other exercises of options			128,025		26			26
Repurchase of shares of unvested common stock			(84,766)		(16)			(16)
Interest on notes receivable from stockholders						(11)		(11)
Vesting of early-exercised stock options					69			69
Non-employee stock-based compensation					8			8
Stock-based compensation related to variable awards granted to employee					77			77
Issuance of Series D warrants in connection with bridge loan financing		209						—
Net loss							(11,733)	(11,733)

Balance at December 31, 2004	20,990,809	61,735	8,233,939	8	633	(154)	(40,263)	(39,776)
Issuance of Series D Preferred Stock, net of issuance costs of $57	100,566	604
Common stock issued in connection with early-exercises of stock options subject to repurchase			135,622
Common stock issued in connection with other exercises of options			388,399	1	341			342
Vesting of early-exercised stock options					197			197
Repurchase of shares of unvested common stock			(18,645)		(4)			(4)
Interest on notes receivable from stockholders						(2)		(2)
Non-employee stock-based compensation					62			62
Stock-based compensation related to variable awards granted to employee					23			23
Reclassification of warrants to liabilities		(519)						—
Forgiveness of note receivable from stockholder						104		104
Repayment of note receivable from stockholder						52		52
Net loss							(11,672)	(11,672)

Balance at December 31, 2005	21,091,375	61,820	8,739,315	9	1,252	—	(51,935)	(50,674)
Common stock issued in connection with early-exercises of stock options subject to repurchase			33,868
Common stock issued in connection with other exercises of options			568,766		1,349			1,349
Vesting of early-exercised stock options					141			141
Repurchase of shares of unvested common stock			(32,599)		(20)			(20)
Stock-based compensation					745			745
Issuance of common stock in connection with warrants exercise			56,250					—
Issuance of Series B preferred stock in connection with warrants exercises	179,976	1,094			134			134
Issuance of Series D preferred stock, net of issuance costs of $15	1,032,037	8,965						—
Issuance of Series D preferred stock in connection with warrants exercises	60,809	558			130			130
Net loss							(8,985)	(8,985)

Balance as of December 31, 2006	22,364,197	$72,437	9,365,600	$9	$3,731	$—	$(60,920)	$(57,180)
Common stock issued in connection with early-exercises of stock options subject to repurchase (unaudited)			25,000		—			—
Common stock issued in connection with other exercises of options (unaudited)			67,578		417			417
Vesting of early-exercised stock options (unaudited)					32			32
Repurchase of shares of unvested common stock (unaudited)			(14,585)		(10)			(10)
Stock-based compensation (unaudited)					357			357
Issuance of Series B preferred stock in connection with warrants exercises (unaudited)	181	3						—
Net loss (unaudited)							(997)	(997)

Balance at March 31, 2007 (unaudited)	22,364,378	$72,440	9,443,593	$9	$4,527	$—	$(61,917)	$(57,381)

The accompanying notes are an integral part of these consolidated financial statements.

CAVIUM NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

Cash flows from operating activities
Net loss	$(11,733)	$(11,672)	$(8,985)	$(3,004)	$(997)
Adjustments to reconcile net loss to net cash used in operating activities:
Forgiveness of note receivable from stockholder	—	104	—	—	—
Stock-based compensation expense	85	85	745	58	357
Amortization of warrant costs to interest expense	209	52	143	51	19
Revaluation of warrants to fair value	—	511	467	151	225
Depreciation and amortization	2,071	3,308	5,009	980	1,229
Others	17	81	10	—	—
Changes in assets and liabilities
Accounts receivable, net	(795)	(2,084)	(3,412)	(1,922)	(377)
Inventories	(1,088)	30	(2,919)	(394)	(371)
Prepaid expenses and other current assets	(268)	124	(41)	23	69
Other assets	32	(39)	(101)	(14)	(165)
Accounts payable	528	197	125	907	136
Deferred revenue	—	220	408	276	2,914
Accrued expenses and other current and non-current liabilities	420	1,128	732	(419)	(594)

Net cash provided by (used in) operating activities	(10,522)	(7,955)	(7,819)	(3,307)	2,445

Cash flows from investing activities
Purchases of property and equipment	(472)	(1,503)	(2,075)	(243)	(731)
Acquisition of business	(1,811)	(1,105)	—	—	—

Net cash used in investing activities	(2,283)	(2,608)	(2,075)	(243)	(731)

Cash flows from financing activities
Proceeds from bridge loan financing	4,000	—	—	2,000	—
Proceeds from term loan	—	—	4,000	—	—
Proceeds from issuance of convertible preferred stock	16,004	604	8,965	—	—
Proceeds from issuance of common stock	413	407	1,361	718	56
Payments of offering costs	—	—	—	—	(1,266)
Principal payment of term loan	—	—	—	—	(355)
Principal payment of capital lease and technology license obligations	(599)	(998)	(2,915)	(931)	(849)
Repurchase of shares of unvested common stock	(16)	(4)	(20)	—	(10)
Repayment of receivable from stockholder	—	52	—	—	—
Proceeds from issuance of convertible preferred stock in connection with warrant exercises	—	—	778	—	—

Net cash provided by (used in) financing activities	19,802	61	12,169	1,787	(2,424)

Net increase (decrease) in cash and cash equivalents	6,997	(10,502)	2,275	(1,763)	(710)
Cash and cash equivalents, beginning of period	11,384	18,381	7,879	7,879	10,154

Cash and cash equivalents, end of period	$18,381	$7,879	$10,154	$6,116	$9,444

Supplemental disclosure of cash flow information
Cash paid for interest	$151	$131	$564	$26	$189
Supplemental disclosure of non-cash activities
Capital lease and technology license obligations	$—	$1,414	$3,408	$2,908	$115
Conversion of bridge loan into Series D convertible preferred stock	4,028	—	—	—	—
Vesting of early exercised options	69	197	141	38	32
Additions to property and equipment included in accounts payable and accrued expenses and other current liabilities	714	—	486	122	152

The accompanying notes are an integral part of these consolidated financial statements.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Significant Accounting Policies

Organization

Cavium Networks, Inc. (the “Company”) was incorporated in the state of California on November 21, 2000 and was reincorporated in the state of Delaware effective February 6, 2007. The Company designs, develops and markets semiconductor processors for intelligent and secure networks.

The Company continues to be subject to a number of risks similar to other companies in a comparable stage, including reliance on key personnel, the ability to access capital to support future growth, successful development and marketing of its products in an emerging market, and competition from other companies with potentially greater technical, financial and marketing resources. The Company has principally relied on equity financing to fund its operating and investing activities to date. The Company believes that cash and cash equivalents at March 31, 2007, along with its current revolving accounts receivable line of credit will be sufficient to fund the Company’s projected operating requirements for the next twelve months. However, the Company may need to raise additional capital or incur additional indebtedness to continue to fund the Company’s operations in the future.

As of March 31, 2007, the liquidation preferences of the holders of the Company’s redeemable convertible preferred stock exceeds total assets of the Company. In the event of liquidation, dissolution or winding up of the Company, common stockholders may not receive any proceeds.

Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Consolidation

The consolidated financial statements include the accounts of Cavium Networks, Inc. and its wholly owned foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Unaudited Financial Information

The accompanying unaudited consolidated balance sheet as of March 31, 2007, consolidated statements of operations and of cash flows for the three months ended March 31, 2006 and 2007 and consolidated statement of changes in mandatorily redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2007 and related interim information contained in the notes to the consolidated financial statements are unaudited. In the opinion of management, the unaudited interim consolidated financial statements have been prepared in accordance with GAAP and include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2007 and its results of operations and its cash flows for the three months ended March 31, 2006 and 2007. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Unaudited Pro Forma Stockholders’ Equity and Liabilities

On February 1, 2007, the Company’s board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock. Upon consummation of this offering, all of the Company’s outstanding shares of convertible preferred stock will convert to an equivalent number of shares of the Company’s common stock. Additionally, all warrants to purchase shares of the Company’s convertible preferred stock outstanding at the consummation of the offering will be converted into warrants to purchase an equivalent number of shares of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock and will therefore be reclassified from liabilities to stockholders’ equity (deficit). Unaudited pro forma stockholders’ equity and liabilities as of March 31, 2007, as adjusted for the impact of these conversions assuming the offering was consummated on March 31, 2007, is disclosed on the accompanying consolidated balance sheet.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Cash & Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market instruments.

Allowance for Doubtful Accounts

The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific age and amount, and all other balances on a pooled basis based on historical collection experience and economic risk assessment. The Company’s allowance for doubtful accounts was $73,000, $68,000 and $43,000 as of December 31, 2005 and 2006, and March 31, 2007, respectively.

Inventories

Inventories consist of work in process and finished goods. Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market value (estimated net realizable value). The Company writes down inventory by establishing inventory reserves based on historical usage and forecasted demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values. Inventory reserves, once established, are not reversed until the related inventories have been sold or scrapped.

Property and Equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives, generally three years, using the straight-line method. Leasehold improvements are amortized over the shorter of estimated useful lives or unexpired lease term. Additions and improvements that increase the value or extend the life of an asset are capitalized. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Estimated
Useful Lives

Software and computer equipment	1 to 5 years
Test equipment	1 to 3 years
Furniture, office equipment and leasehold improvements	1 to 5 years

The Company capitalizes the cost of fabrication masks that are reasonably expected to be used during production manufacturing. Such amounts are included within property and equipment and depreciated to cost of revenue generally over a period of twelve months. If the Company does not reasonably expect to use the fabrication

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

mask during production manufacturing, the related mask costs are expensed to research and development in the period in which the costs are incurred. The Company has capitalized none, none and $694,000 of mask costs in property and equipment for the years ended December 31, 2004, 2005 and 2006, respectively, and none and $527,000 for the three months ended March 31, 2006 and 2007, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables and assets, accounts payable, accrued liabilities, other payables and liabilities, approximate their fair values due to their short-term nature. Based on borrowing rates available to the Company as of the balance sheet date presented for loans with similar terms and similar circumstances, the carrying amounts of the Company’s debt obligations at March 31, 2007 approximate their fair value.

Concentration of Risk

The Company’s products are currently manufactured, assembled and tested by third-party contractors in Asia. There are no long-term agreements with any of these contractors. A significant disruption in the operations of one or more of these contractors would impact the production of the Company’s products for a substantial period of time, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with two credit worthy financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the financial institutions are reputable and, accordingly, minimal credit risk exists.

The Company’s accounts receivable are derived from revenue earned from customers primarily headquartered in the United States. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company provides an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. Summarized below are individual customers whose accounts receivable balances or revenues were 10% or higher of respective total consolidated amounts.

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007

Percentage of total revenue:
Customer A	12%	19%	21%	22%	20%
Customer B	*	*	18	11	24
Customer C	*	12	*	10	*
Customer D	18	11	*	*	*
All other customers	58	51	50	55	49

Total	100%	100%	100%	100%	100%

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of		As of
	December 31,		March 31,
	2005	2006	2007
			(unaudited)

Percentage of gross accounts receivable:
Customer E	17%	23%	15%
Customer F	17	*	*
Customer G	*	*	18
Customer H	*	*	15
All other customers	66	72	48

Total	100%	100%	100%

*	Less than 10% of the consolidated revenue or accounts receivable for the respective period end.

Intangible Assets

Prepaid technology licenses and acquired technologies, which includes technology acquired from other companies either as a result of acquisitions or licensing, are capitalized and amortized on the straight-line method over the estimated useful life of the technologies, which generally does not exceed three years. Technology licenses payable in installments are capitalized using the present value of the payments.

Revenue Recognition

The Company derives its revenue primarily from sales of semiconductor products. The Company recognizes revenue from product sales when persuasive evidence of a binding arrangement exists, delivery has occurred, the fee is deemed fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. The fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices, which is often memorialized with a customer purchase order. Agreements with non-distributor customers do not include rights of return or acceptance provisions. The Company assesses the ability to collect from the Company’s customers based on a number of factors, including credit worthiness and any past transaction history of the customer. If the customer was not deemed credit worthy, the Company would defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. No such revenue was deferred in 2004, 2005 or 2006, respectively.

Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. The Company generally recognizes revenue at the time of shipment to the Company’s customers. Revenue consists primarily of sales of the Company’s products to networking Original Equipment Manufacturers (“OEMs”), their contract manufacturers or to international distributors. Initial sales of the Company’s products for a new design are usually made directly to networking OEMs as they design and develop their product. Once their design enters production, they often outsource their manufacturing to contract manufacturers that purchase the Company’s products directly from the Company or from the Company’s international distributors.

The Company grants its distributors limited rights of returns and price protection. Revenue from sales to distributors is recognized upon shipment if the Company concludes it can reasonably estimate the credits for returns and price adjustments issuable. Revenue from sales to distributors is deferred if the Company grants more than limited rights of returns and price credits or if it cannot reasonably estimate the level of returns and credits issuable. The Company records an estimated allowance, at the time of shipment, based on the Company’s historical patterns of returns and pricing credits of sales recognized upon shipment. The credits issued to distributors or other customers were not material in the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company also derives revenue in the form of license and maintenance fees through licensing its software products. Revenue from such arrangements is recorded by applying the provisions of Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions. Revenue from such arrangements totaled $0, $181,000 and $740,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $258,000 and $318,000 for the three months ended March 31, 2006 and 2007, respectively. The value of any support services is recognized as services revenue on a straight-line basis over the term of the related support period, which is typically one year.

The Company also enters into development agreements with some of its customers. Development revenue is recognized under the proportional performance method, with the associated costs included in cost of revenue. The Company estimates the proportional performance of the development contracts based on an analysis of progress toward completion. The Company periodically evaluates the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. To date, the Company has not recorded any such losses. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. To the extent the Company is unable to estimate the proportional performance then the revenue is recognized on a completed contract basis.

Total deferred revenue was $220,000, $628,000 and $3,542,000 as of December 31, 2005 and 2006 and March 31, 2007, respectively, which includes deferred revenue associated with license and maintenance fees and development revenue.

Warranty Accrual

The Company’s products are subject to a one-year warranty period. The Company provides for the estimated future costs of replacement upon shipment of the product as cost of revenue. The warranty accrual is estimated based on historical claims compared to historical revenue and assumes that products have to be replaced subject to a claim. The following table presents a reconciliation of the Company’s product warranty liability, which is included within accrued expenses and other current liabilities in the consolidated balance sheets:

			As of March 31,
	As of December 31,		(unaudited)
	2005	2006	2007
	(in thousands)

Beginning balance	$30	$106	$161
Accruals for warranties issued during the year	76	140	39
Settlements made during the year	—	(85)	(30)

Ending balance	$106	$161	$170

Indemnities

In the ordinary course of business the Company enters into agreements with customers that include indemnity provisions. Based on historical experience and other available information the Company believes its exposure related to the above indemnity provisions were immaterial for each of the periods presented.

Research and Development

Research and development costs are expensed as incurred and primarily include personnel costs, prototype expenses, which include the cost of fabrication mask costs not reasonably expected to be used in production manufacturing, and allocated facilities costs as well as depreciation of equipment used in research and development.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising

The Company expenses advertising costs as incurred. Advertising costs were $112,000, $125,000 and $214,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $58,000 and $127,000 for the three months ended March 31, 2006 and 2007, respectively.

Operating Leases

The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent expense and rent paid is recorded as accrued rent in accrued expenses and other current and non-current liabilities components of the consolidated balance sheets.

Income Taxes

The Company provides for deferred income taxes under the asset and liability method. Under this method, deferred tax assets, including those related to tax loss carryforwards and credits, and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the net deferred tax asset will not be recovered.

Accounting for Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. In accordance with APB 25, the Company recognized no stock-based compensation expense for options granted to employees with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R) using the prospective transition method, which requires it to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, the Company’s stock-based compensation expense recognized during the year-ended December 31, 2006 is based on the grant date fair value of stock option awards the Company grants or modifies on or after January 1, 2006. The Company recognizes this expense on a straight-line basis over the options’ vesting periods. The Company estimates the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, an estimate of the Company’s fair value of the underlying common stock on the date of grant.

For the year ended December 31, 2006 and for the three months ended March 31, 2006 and 2007, the Company recorded stock-based compensation expense of $745,000, $58,000 and $357,000 respectively. In future periods, stock-based compensation expense may increase as the Company issues additional stock-based awards to continue to attract and retain key employees. SFAS 123(R) also requires that the Company recognize stock-based compensation expense only for the portion of stock options that are expected to vest, based on the Company’s estimated forfeiture rate. If the actual number of future forfeitures differs from that estimated by management, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with SFAS 123 and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

option valuation model. This model utilizes the estimated fair value of the Company’s common stock, the contractual term of the option, the expected volatility of the price of the Company’s common stock, risk-free interest rates and the expected dividend yields of the Company’s common stock. Stock-based compensation expense related to non-employees was $8,000, $62,000 and $70,000 for the year ended December 31, 2004, 2005 and 2006, respectively, and $40,000 and $68,000 for the three months ended March 31, 2006 and 2007, respectively.

The following table presents the detail of stock-based compensation expense amounts included in the consolidated statement of operations for each of the last years presented:

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

Cost of revenue	$—	$—	$9	$—	$4
Research and development	—	10	396	19	138
Sales, general and administrative	85	75	340	39	215

Total stock-based compensation expense	$85	$85	$745	$58	$357

Other Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity that are not the result of transactions with stockholders. For the year ended 2004, 2005 or 2006 and for the three months ended March 31, 2006 and 2007, there are no components of comprehensive income (loss) which are excluded from the net loss and, therefore, no separate statement of comprehensive income (loss) has been presented.

Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 affirms that warrants to purchase shares of the Company’s mandatorily redeemable convertible preferred stock are subject to the requirements in FSP 150-5 and requires the Company to classify these warrants as liabilities and revalue them to fair value at the end of each reporting period. The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of the beginning of the third quarter of 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $511,000. The impact consisted of a $100,000 cumulative charge as of July 1, 2005, when the Company adopted FSP 150-5, reflecting the fair value of the warrants as of the date of adoption, and $411,000 of expense that was recorded in other income (expense), net to reflect the increase in fair value between July 1, 2005 and December 31, 2005.

These warrants will be subject to revaluation at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net. The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the consummation of an initial public offering, at which time the warrant liability will be reclassified to additional paid-in capital.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The impact of the cumulative effect of change in accounting principle on net loss per common share was as follows:

				Three Months Ended March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007

Net loss per common share, basic and diluted:
Loss before cumulative effect of change in accounting principle	$(1.82)	$(1.58)	$(1.11)	$(0.39)	$(0.12)
Cumulative effect of change in accounting principle	—	(0.01)	—	—	—

Net loss per common share, basic and diluted	$(1.82)	$(1.59)	$(1.11)	$(0.39)	$(0.12)

Denominator for basic and diluted loss per common share	6,459,050	7,318,607	8,065,995	7,760,640	8,579,094

Recent Accounting Pronouncements

In June 2006, the FASB Emerging Issues Task Force issued EITF No. 06-03, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“EITF 06-03”), which states that a company must disclose its accounting policy (i.e., gross or net presentations) regarding presentations of taxes within the scope of EITF 06-03. If taxes included in gross revenue are significant, a company must disclose the amount of these taxes for each period for which an income statement is presented. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. EITF 06-03 will be effective for the Company beginning January 1, 2007. The adoption of EITF 06-03 did not have a material effect on the Company’s consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of 2008. The Company is currently evaluating what impact, if any, SFAS No. 157 will have on its interim financial reporting.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt this pronouncement in the first quarter of 2008 and is currently evaluating the impact of this pronouncement on the Company’s consolidated results of operations and financial position.

2.	Net Loss Per Common Share and Pro Forma Net Loss Per Common Share

Basic net loss per common share is calculated using the weighted-average number of common shares outstanding during the period that are not subject to vesting provisions. Net loss per common share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock options, unvested common stock and convertible securities.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basic and diluted net loss per common share were the same for all periods presented as the impact of all potentially dilutive securities outstanding was anti-dilutive. The following table presents the potentially dilutive securities outstanding that were excluded from the computation of diluted net loss per common share for the periods presented because their inclusion would have had an anti-dilutive effect:

			Three months ended
			March 31,
	As of December 31,		(unaudited)
	2005	2006	2006	2007

Options to purchase common stock	2,470,170	4,221,404	4,037,060	4,414,697
Common stock subject to vesting provisions	1,062,954	872,210	1,174,946	775,920
Mandatorily redeemable convertible preferred stock	21,091,375	22,364,197	21,091,375	22,364,378
Warrants to purchase mandatorily redeemable convertible preferred stock	316,267	102,976	316,267	102,619

	24,940,766	27,560,787	26,619,648	27,657,614

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

3.	Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market value (estimated net realizable value) and are comprised of the following:

			As of March 31,
	As of December 31,		(unaudited)
	2005	2006	2007
	(in thousands)

Work in process	$ 583	$2,069	$2,443
Finished goods	1,504	2,937	2,933

	$2,087	$5,006	$5,376

4.	Property and Equipment, Net

Property and equipment, net, consisted of the following:

			As of March 31,
	As of December 31,		(unaudited)
	2005	2006	2007
	(in thousands)

Test equipment	$186	$1,418	$2,026
Software and computer equipment	2,675	7,178	7,434
Furniture, office equipment and leasehold improvements	31	40	40
Construction-in-progress	295	—	20

	3,187	8,636	9,520
Less: Accumulated depreciation and amortization	(1,414)	(3,596)	(4,429)

	$1,773	$5,040	$5,091

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation and amortization expense was $369,000, $842,000 and $2,192,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $281,000 and $833,000 for the three months ended March 31, 2006 and 2007.

Assets recorded under capital leases included in property and equipment were $714,000 and $3,623,000 at December 31, 2005 and 2006, respectively. Amortization expense related to assets recorded under capital lease was $153,000 and $1,033,000 for the years ended December 31, 2005 and 2006, respectively, and $88,000 and $315,000 for the three months ended March 31, 2006 and 2007.

5.	Acquisitions

     Menlo Logic, LLC

On April 21, 2005, the Company acquired Menlo Logic, LLC. The acquisition was accounted for using the purchase method of accounting.

The aggregate purchase price consisted of cash consideration of $1,105,000, including direct acquisition costs of approximately $80,000. The acquisition included technology used for secure communications.

The developed technology acquired from Menlo Logic, LLC included primarily software technology used for secure communications. Products developed with this technology are being sold by the Company for use with secure communication processors.

The total purchase price was allocated to identifiable intangible assets, including in-process research and development (“IPR&D”) based on their estimated fair value, as follow:

In-process research and development	$51,000
Developed technology	1,054,000

$1,105,000

The values assigned to IPR&D and developed technology was based upon future discounted cash flows related to the assets’ projected income streams (including costs to complete for IPR&D) using a discount rate of 25% for IPR&D and 18% for developed technology. Factors considered in estimating the discounted cash flows from IPR&D and developed technology include risk related to the characteristics and applications of the technology, existing and future markets and an assessment of the age of the technology within its life span. IPR&D was expensed at the date of acquisition and is included within research and development expenses. The Company is amortizing the developed technology to cost of revenue on a straight-line basis over its estimated useful life of 3 years.

The Company’s consolidated financial statements include the results of operations of Menlo Logic, LLC commencing as of the acquisition date.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized below are the unaudited pro forma results of the Company as though the acquisition described above occurred at the beginning of the period indicated. Adjustment have been made for the estimated amortization of intangible assets and other appropriate pro forma adjustments. The charges for purchased in-process research and development are not included in the pro forma results, because they are non-recurring. The information presented does not purport to be indicative of the results that would have been achieved had the acquisition been made as of those dates nor of the results which may occur in the future.

Year Ended December 31, 2005
(in thousands, except per share data)
(unaudited)

Revenue	$19,443
Net loss	(11,786)
Net loss per share — basic and diluted	(1.61)

     Brecis Communications Corporation

On August 15, 2004, the Company acquired certain assets of Brecis Communications Corporation (“Brecis”).

The aggregate purchase price consisted of cash consideration of $1,811,000, including direct acquisition costs of approximately $150,000. The acquisition included a product line of 32-bit MIPS-based secure communication processors.

The developed technology acquired from Brecis related to 32-bit MIPS-based secure communication processors. Products developed with this technology are being sold under the NITROX Soho name to address the broadband and consumer market.

The total purchase price was allocated to tangible and identifiable intangible assets and liabilities based on their estimated fair value, as follows:

Inventories	$220,000
Developed technology	2,289,000

2,509,000
Less: liabilities assumed	(698,000)

$1,811,000

The value assigned to developed technology was based upon future discounted cash flows related to the assets’ projected income streams using a discount rate of 21%. Factors considered in estimating the discounted cash flows to be derived from developed technology include risk related to the characteristics and applications of the technology, existing and future markets and an assessment of the age of the technology within its life span. The Company is amortizing the developed technology intangible asset to cost of revenue on a straight-line basis over its estimated useful life of 3 years.

The Company’s consolidated financial statements include the results of operations of Brecis commencing as of the acquisition date.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Intangible Assets, net

Intangible assets consisted of the following:

			As of March 31,
	As of December 31,		(unaudited)
	2005	2006	2007
	(in thousands)

Developed technology	$3,343	$3,343	$3,343
Technology license	5,044	5,544	5,704

	8,387	8,887	9,047
Less: accumulated depreciation and amortization	(4,168)	(6,985)	(7,381)

	$4,219	$1,902	$1,666

Amortization expenses were $1,702,000, $2,466,000 and $2,817,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $699,000 and $396,000 for the three months ended March 31, 2006 and 2007. Amortization expense increased in 2006 due to the full year amortization of Menlo Logic acquired technology and other technologies licensed in late 2005. Future amortization expenses are estimated to be $1,260,000 for 2007, $496,000 for 2008 and $146,000 for 2009.

7.	Accrued expenses and other current and other non-current liabilities

			As of March 31,
	As of December 31,		(unaudited)
	2005	2006	2007
	(in thousands)

Accrued expenses and other current liabilities:
Accrued compensation and related benefit	$605	$851	$867
Accrued warranty	106	161	170
Accrual for mask costs	235	—	—
Refundable deposits related to unvested employee stock option exercises	301	173	149
Professional fees	291	583	368
Income tax payable	—	558	203
Other	677	527	501

	$2,215	$2,853	$2,258

8.	Notes Payable

In October 2005, the Company entered into a loan and security agreement with Silicon Valley Bank to provide a revolving line of credit for $6.0 million collateralized by eligible receivables and all of the Company’s other assets except intellectual property. Borrowings under the revolving line of credit bear interest at the bank’s prime rate plus an applicable margin based on certain financial ratios of the Company at the borrowing date. The applicable rate of interest under the revolving line of credit was 10.5% as of December 31, 2006. The accounts receivable line of credit was due to expire on January 5, 2007, but on January 25, 2007, the Company entered into a loan modification agreement that extended the term of the then existing revolving line of credit through July 4, 2008.

In October 2005, the Company also entered into a term loan and security agreement (the “October 6, 2005 Term Loan and Security Agreement”) with Silicon Valley Bank that provided a $4.0 million term loan line of credit. The credit line was secured by all of the Company’s other assets except intellectual property. Upon entering into the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 6, 2005 Term Loan and Security Agreement, the Company issued warrants to purchase a total of 27,500 shares of Series D convertible preferred stock at a price of $6.58 per share.

In June 2006, the Company borrowed $4.0 million against this term loan line of credit. Concurrently, the Company issued additional warrants to purchase 27,500 shares of Series D convertible preferred stock at a price of $6.58 per share. On October 24, 2006 the Company entered into the First Amendment to this term loan and security agreement. The term loans carry a fixed interest rate of 10.5% as of December 31, 2006 and March 31, 2007 and $4.0 million and $3.6 million, respectively, were outstanding under this term loan.

9.	Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Mandatorily Redeemable Convertible Preferred Stock

The Company’s mandatorily redeemable convertible preferred stock consisted of the following:

			As of March 31,
	As of December 31,		(unaudited)
	2005	2006	2007
	(in thousands, except share data)

Mandatorily redeemable convertible preferred stock, par value $0.001
Series A: 4,349,995 shares authorized; 4,349,989 shares issued and outstanding; $7,830 liquidation preference	$7,773	$7,773	$7,773
Series B: 7,612,431 shares authorized; 7,384,472 shares issued and outstanding at December 31, 2005, 7,564,448 shares issued and outstanding at December 31, 2006 and 7,564,631 (unaudited) shares issued and outstanding at March 31, 2007; $15,885 liquidation preference	15,438	16,534	16,537
Series C: 6,206,897 shares authorized; 6,206,892 shares issued and outstanding, $18,000 liquidation preference	17,973	17,973	17,973
Series D: 4,050,778 shares authorized at December 31, 2005 and 4,765,835 shares authorized at December 31, 2006 and 4,765,835 (unaudited) shares authorized at March 31, 2007; 3,150,020 shares issued and outstanding at December 31, 2005 and 4,242,866 issued and outstanding at December 31, 2006 and 4,242,866 (unaudited) shares issued and outstanding as of March 31, 2007; $27,908 liquidation preference	20,636	30,157	30,157

Total mandatorily redeemable convertible preferred stock	$61,820	$72,437	$72,440

As of March 31, 2007, the Company was authorized to issue 22,935,158 shares of convertible preferred stock, of which 4,349,995 were designated as Series A convertible preferred stock (“Series A Preferred Stock”), 7,612,431 were designated as Series B convertible preferred stock (“Series B Preferred Stock”), 6,206,897 were designated as Series C convertible preferred stock (“Series C Preferred Stock”) and 4,765,835 were designated as Series D convertible preferred stock (“Series D Preferred Stock” and collectively, “Series A, B, C and D Preferred Stock”’).

In August 2001 the Company issued a total of 4,349,989 shares of Series A Preferred Stock for proceeds of $7,773,000, net of issuance costs of $57,000.

From April through May 2002 the Company issued a total of 7,384,472 shares of Series B Preferred Stock for proceeds of $15,438,000, net of issuance costs of $70,000. In September 2006, warrant holders exercised warrants to purchase an additional 178,568 shares of Series B Preferred Stock for proceeds of $375,000. In November 2006,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warrant holders exercised warrants to purchase an additional 1,408 shares of Series B Preferred Stock for proceeds of $3,000.

From June through August 2003, the Company issued a total of 6,206,892 shares of Series C Preferred Stock for proceeds of $17,973,000, net of issuance costs of $27,000.

In December 2004, the Company issued 3,049,454 shares of Series D Preferred Stock for proceeds of $20,032,000, net of issuance costs of $26,000. In February 2005, the Company issued 100,566 shares of Series D Preferred Stock for proceeds of $604,000, net of issuance costs of $57,000. In May 2006, warrant holders exercised warrants to purchase an additional 30,919 shares of Series D Preferred Stock for proceeds of $203,000. In September 2006, warrant holders exercised warrants to purchase 29,890 shares of Series D Preferred Stock for proceeds of $197,000.

In August 2006, the Company issued 999,537 shares of Series D Preferred Stock for proceeds of $8,681,000, net of issuance costs of $15,000. In October 2006, the Company issued an additional 32,500 shares of Series D Preferred Stock for proceeds of $284,000.

Holders of Series A, B, C and D Preferred Stock have certain registration rights. The Series A, B, C and D Preferred Stock have the following characteristics:

Voting

Holders of Series A, B, C, and D Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which its shares of preferred stock are convertible at the time of that vote.

Dividends

The holders of the Series A, B, C and D Preferred Stock are entitled to receive, when and as declared by the board of directors and out of funds legally available, noncumulative dividends at the rate of $0.14, $0.17, $0.23 and $0.53 per share per annum, in preference and priority to any payment of any dividend on common stock. No dividends or other distributions shall be made with respect to the common stock, until all declared dividends on the Series A, B, C and D Preferred Stock have been declared or paid by the Company. Through December 31, 2006, no dividends have been declared or paid by the Company.

Liquidation Preference

In the event of any liquidation, dissolution, winding up or change of control of the Company, the holders of the then outstanding Series A, B, C and D Preferred Stock shall receive an amount equal to the sum of $1.80, $2.10, $2.90 and $6.58, respectively, per share of Series A, B, C and D Preferred Stock, plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock. Change of control includes any sale, exclusive licensing or other disposition of all or substantially all of the assets of the Company; any merger, reorganization or consolidation of the Company with or into another entity, any sale by the shareholders of the Company of an aggregate of fifty percent or more of the capital stock. These liquidity features cause the preferred stock to be classified as mezzanine capital rather than as a component of stockholders’ equity.

Conversion

Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial conversion price of Series A, B, C and Series D Preferred Stock is $1.80, $2.10, $2.90 and $6.58, respectively, and is subject to adjustment in accordance with antidilution provisions contained in the Company’s Certificate of Incorporation. Conversion is automatic either (i) upon the election of the holders of a majority of the outstanding preferred stock, or (ii) immediately upon the closing of a firm commitment underwritten

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

public offering in which the public offering price equals or exceeds $13.1552 per share of common stock (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations) and the aggregate proceeds raised is not less than $40,000,000.

Warrants

As of December 31, 2006, the following warrants to purchase shares of the Company’s convertible preferred stock were outstanding:

				Estimated
	Number			Fair Value
	of Shares			as of
Series of Convertible	Subject to		Exercise	December 31,	Expiration
Preferred Stock	Warrants	Issue Date	Price	2006	Date

B	357	February 15, 2002	$2.10	$3,000	February 14, 2007
B	47,619	November 1, 2002	2.10	314,000	October 31, 2012
D	27,500	October 6, 2005	6.58	192,000	October 5, 2015
D	27,500	June 19, 2006	6.58	192,000	October 5, 2015

	102,976			$701,000

As of March 31, 2007, the following warrants to purchase shares of the Company’s convertible preferred stock were outstanding (unaudited):

				Estimated
				Fair Value
	Number			as of
	of Shares			March 31,
Series of Convertible	Subject to		Exercise	2007	Expiration
Preferred Stock	Warrants	Issue Date	Price	(unaudited)	Date

B	47,619	November 1, 2002	2.10	$461,000	October 31, 2012
D	27,500	October 6, 2005	6.58	231,000	October 5, 2015
D	27,500	June 19, 2006	6.58	231,000	October 5, 2015

	102,619			$923,000

In February 2002, the Company issued warrants to purchase 180,333 shares of Series B Preferred Stock in connection with a bridge loan financing. The warrants have an exercise price of $2.10 per share and expire in February 2007. The fair value ascribed to the warrants of $231,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing cost, which has been amortized to interest expense during the year ended December 31, 2002. In 2006, warrants to purchase 179,976 shares of Series B Preferred Stock were exercised for total proceeds of $378,000.

In November 2002, the Company issued warrants to purchase 47,619 shares of Series B Preferred Stock in connection with the revolving account receivable line of credit. The warrants have an exercise price of $2.10 per share and expire on October 31, 2012. The fair value ascribed to the warrants of $79,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing cost, which has been amortized to interest expense during the years ended December 31, 2002 and 2003. As of March 31, 2007 these warrants have not been exercised and remain outstanding.

In August 2004, the Company issued warrants to purchase 60,809 shares of Series D Preferred Stock in connection with a bridge loan financing. The warrants have an exercise price of $6.58 per share and expire in August 2009. The fair value ascribed to the warrants of $209,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing cost, which has been amortized to interest expense during the year ended December 31, 2004. In 2006, warrants issued in connection with bridge loan financing to purchase 60,809 shares of Series D Preferred Stock were exercised for total proceeds of $400,000.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In October 2005, the Company issued warrants to purchase 27,500 shares of Series D Preferred Stock in connection with a line of credit as discussed in Note 8. The warrants have an exercise price of $6.58 per share and expire in October 2015. The fair value ascribed to the warrants of $154,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing cost, which is being amortized over the term of the agreement. In addition, the arrangement included the issuance of warrants to purchase an additional 27,500 shares of Series D Preferred Stock subject to a future drawing on the line of credit. In June 2006, the Company drew on the line of credit and issued warrants to purchase an additional 27,500 shares of Series D Preferred Stock. These warrants also have an exercise price of $6.58 per share and expire in October 2015. The fair value ascribed to the warrants issued in June 2006, of $188,000, was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing costs, which is being amortized over the term of the agreement. The Company recognized $52,000 and $143,000 of interest expense for the years ended December 2005 and 2006, respectively, and $51,000 and $19,000 for the three months ended March 31, 2006 and 2007, respectively, related to these warrants. As of March 31, 2007, these warrants have not been exercised and remain outstanding.

In January 2001, the Company issued fully vested and immediately exercisable warrants to purchase 56,250 shares of common stock for legal expenses incurred. The warrants have an exercise price of $0.002 per share. The total expense recorded for these warrants was $11,000, which is equivalent to the value of the services rendered. These warrants were exercised in November 2006 for total proceeds of $75.

Stock Options and Unvested Common Stock

As of December 31, 2006, the Company’s 2001 Stock Incentive Plan (the “Plan”) reserved 590,220 shares of the Company’s common stock for issuance to employees, officers, consultants and advisors of the Company. Options granted under the Plan may be either incentive stock options or non-statutory stock options as determined by the Company’s board of directors. Generally, options granted under the Plan vest four or five years from the date of grant and expire ten years from the date of grant.

Certain employees have the right to early-exercise unvested stock options, subject to rights held by the Company to repurchase unvested shares in the event of voluntary or involuntary termination. For options granted prior to March 2005, the Company has the right to repurchase any such shares at the shares’ original purchase price. For options granted after March 2005, the Company has the right to repurchase such shares at the lower of market value or the original purchase price.

For those options granted prior to March 2005, in accordance with EITF 00-23, Working Group Work Plan Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and FASB Interpretation No. 44 Accounting for Certain Transactions involving Stock Compensation, the Company accounts for cash received in consideration for the early-exercise of unvested stock options as a current liability, included as a component of accrued liabilities in the Company’s consolidated balance sheets. For those shares issued in connection with options granted prior to March 2005, there were 753,193 and 377,030 unvested shares outstanding as of December 31, 2005 and 2006, respectively, and $301,000 and $173,000 related liabilities, respectively.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Detail related to activity of unvested shares of common stock is as follows:

		Weighted-
	Number of	Average
	Unvested Shares	Exercise/
	Outstanding	Purchase Price

Balance as of December 31, 2003	1,241,835	$0.17
Issued	953,991	0.41
Vested	(775,947)	0.17
Forfeited	(84,766)	0.19

Balance as of December 31, 2004	1,335,113	0.34
Issued	454,791	0.86
Vested	(708,289)	0.35
Forfeited	(18,645)	0.21

Balance as of December 31, 2005	1,062,970	0.56
Issued	400,023	2.95
Vested	(558,184)	0.60
Forfeited	(32,599)	0.62

Balance as of December 31, 2006	872,210	1.63
Issued (unaudited)	68,180	5.50
Vested (unaudited)	149,885	1.23
Forfeited (unaudited)	(14,585)	0.71

Balance as of March 31, 2007 (unaudited)	775,920	2.06

Detail related to stock option activity is as follows:

		Weighted-
	Number of	Average
	Shares	Exercise
	Outstanding	Price

Balances as of December 31, 2003	859,105	$0.20
Options granted	1,663,850	0.40
Options exercised	(1,081,345)	0.38
Options forfeited	(115,549)	0.22

Balances as of December 31, 2004	1,326,061	0.30
Options granted	1,754,366	1.05
Options exercised	(524,021)	0.80
Options forfeited	(86,236)	0.42

Balances as of December 31, 2005	2,470,170	0.72
Options granted	2,434,750	3.42
Options exercised	(602,634)	2.26
Options forfeited	(80,882)	1.57

Balances as of December 31, 2006	4,221,404	2.05
Options granted (unaudited)	361,375	8.52
Options exercised (unaudited)	(92,578)	4.58
Options forfeited (unaudited)	(75,504)	4.62

Balance as of March 31, 2007 (unaudited)	4,414,697	2.48

The total intrinsic value for options exercised during for the year ended December 31, 2006 and for the three months ended March 31, 2006 and 2007 amounted to $973,000, $399,000 and $365,000, respectively, representing

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the difference between the estimated fair value of the Company’s common stock at the date of exercise and the exercise price paid.

The following table summarizes information about all stock options outstanding:

				As of March 31, 2007
	As of December 31, 2006			(unaudited)
		Weighted-			Weighted-
		Average			Average
	Shares	Remaining	Weighted-	Shares	Remaining	Weighted-
	Subject	Contractual	Average	Subject	Contractual	Average
	to Options	Life	Exercise	to Options	Life	Exercise
Exercise Prices	Outstanding	(in years)	Price	Outstanding	(in years)	Price

$0.19 to 0.20	235,622	5.93	0.20	231,372	5.67	$0.20
0.30	633,982	7.57	0.30	597,555	7.34	0.30
0.80	11,000	7.96	0.80	11,000	7.71	0.80
1.02	1,177,304	8.59	1.02	1,175,450	8.34	1.02
1.50	65,750	8.96	1.05	65,750	8.72	1.50
3.04	1,727,746	9.92	3.04	1,707,000	8.98	3.04
3.74	103,500	9.45	3.74	95,375	9.20	3.74
5.42	200,000	9.92	5.42	150,000	9.66	5.42
5.52	66,500	9.66	5.52	65,500	9.41	5.52
8.52	—	—	—	315,695	9.99	8.52

$0.19-8.52	4,221,404	8.65	2.05	4,414,697	8.51	2.48

Exercisable	1,193,061		1.09	1,547,948		1.41

Vested and expected to vest	3,996,115		2.01	4,200,169		2.42

The exercise price of stock options granted in 2006 was determined based on quarterly valuations obtained by the Company on a contemporaneous basis. The valuations were made by Duff & Phelps, LLC, an independent valuation firm. Duff & Phelps, LLC used an income approach to estimate the aggregate enterprise value of the Company at each valuation date. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with these valuations were based on the Company’s expected operating performance over the forecast period.

Duff & Phelps, LLC allocated the aggregate implied enterprise value that it estimated to the shares of preferred and common stock using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of the Company’s equity securities. The anticipated timing was based on the plans of the Company’s board of directors and management. Duff & Phelps, LLC estimated the volatility of the Company’s stock based on available information on the volatility of stocks of publicly traded companies in the Company’s industry.

During 2006, the Company granted options to purchase the Company’s common stock at dates that generally fell between the dates of the valuations performed by Duff & Phelps, LLC. In those instances, the Company granted awards with an exercise price equal to the per-share fair value determined by the most recent valuation received from Duff & Phelps, LLC. In conjunction with preparing the Company’s financial statements, the Company estimated the fair value of its common stock underlying stock options on the dates of grant under SFAS 123(R). The Company retrospectively calculated its revenue growth between the dates of the third-party valuations received immediately prior to and subsequent to the grant date and utilized this information to interpolate an estimated per

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

share value of the Company’s common stock between those dates. During the year ended December 31, 2006 and the three months ended March 31, 2007, the Company granted stock options with exercise prices as follows:

	Number of		Fair Value of	Intrinsic
	Options	Exercise	Common Stock	Value Per
Grant Dates	Granted	Price	Per Share	Share

March 22, 2006	1,961,250	$3.04	$3.52	$0.48
June 12, 2006	123,500	3.74	4.62	0.88
August 30, 2006	110,000	5.52	5.52	—
September 20, 2006	25,000	5.52	5.52	—
November 14, 2006	91,250	5.42	5.94	0.52
December 15, 2006	123,750	5.42	7.40	1.98
February 1, 2007 (unaudited)	5,625	8.52	9.00	0.48
March 27, 2007 (unaudited)	339,750	8.52	11.24	2.72
March 29, 2007 (unaudited)	16,000	8.52	11.24	2.72

The fair value of each employee option grant for the year ended December 31, 2006 and three months ended March 31, 2006 and 2007 under SFAS 123(R) was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions.

		For the Three Months
		Ended March 31,
	For the Year Ended	(unaudited)
	December 31, 2006	2006	2007
Risk-free interest rate	4.38%-5.23%	4.36%	4.72%
Expected life	4 to 5 years	4 to 5 years	4 years
Dividend yield	None	None	None
Volatility	50%-60%	60%	55%

The Company determined that it was not practical to calculate the volatility of its share price since the Company’s securities are not publicly traded and therefore, there is no readily determinable market value for its stock; it has limited information on its own past volatility; and the Company is a high-growth technology company whose future operating results are not comparable to its prior operating results. Therefore, the Company estimated its expected volatility based on reported market value data for a group of publicly traded companies, which it selected from certain market indices, that the Company believed was relatively comparable after consideration of their size, stage of life cycle, profitability, growth, and risk and return on investment. The Company used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term estimated by the Company, or a less period equal to the full history of the comparable company if less than the expected life.

The estimated weighted-average grant date fair value of options granted during the twelve months ended December 31, 2006 and the three months ended March 31, 2006 and 2007 was $2.12, $1.95 and $5.93, respectively.

10.	Current and Deferred Income Taxes

Since inception, the Company has incurred operating losses and, accordingly, has not recorded a provision for income taxes for the years ended December 31, 2004 or 2005. For the year ended December 31, 2006 and for the three months ended March 31, 2007, the Company reported $560,000 and $57,000, respectively, of income tax provision. The provision at December 31, 2006 is related to the implementation of an international tax structure. The provision at March 31, 2007 is primarily due to federal alternative minimum tax on profits in the Company’s

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. operations adjusted by certain non-deductible items. The domestic and foreign components of loss before income tax expense and cumulative effect of change in accounting principle were as follows:

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)			Unaudited

Domestic	$(11,733)	$(11,572)	$17,877	$(3,002)	1,042
Foreign	—	—	(26,302)	—	(1,982)

	$(11,733)	$(11,572)	$(8,425)	$(3,002)	$(940)

Income tax expense consists of the following:

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

Domestic	$—	$—	$560	$2	$57
Foreign	—	—	—	—	—

	$—	$—	$560	$2	$57

The Company’s effective tax rate differs from the U.S. federal statutory rate as follows:

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007

Income tax at statutory rate	34.0%	34.0%	34.0%	34.0%	34.0%
State taxes, net of federal benefit	—	—	—	—	—
Alternative minimum tax	—	—	6.6	—	6.0
Change in valuation allowance	(34.0)	(34.0)	(34.0)	(34.0)	(34.0)

Total	—%	—%	6.6%	—%	6.0%

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities are as follows:

			As of March 31,
	As of December 31,		2007
	2005	2006	(unaudited)
	(in thousands)

Deferred tax assets, non-current:
Tax credits	$2,818	$4,155	$4,121
Net operating loss carryforwards	19,398	12,736	9,053
Capitalized research and development	196	170	163
Depreciation and amortization	553	1,087	1,311
Other	509	930	1,244

Gross deferred tax assets	23,474	19,078	15,892
Less: valuation allowance	(23,474)	(19,078)	(15,892)

Net deferred tax assets	$—	$—	$—

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of March 31, 2007, the Company had total net operating loss carryforwards for federal and state income tax purposes of $19.0 million and $44.4 million, respectively. If not utilized, these net federal and state operating loss carryforwards will expire beginning in 2023 and 2009, respectively. The Company also had federal and other state research and development tax credit carryforwards of approximately $2.2 million and $1.3 million, respectively. The federal and other state tax credit carryforwards will expire commencing 2021 and 2018, respectively, except for the California research tax credits which carry forward indefinitely. The Company also has federal alternative minimum tax credits of approximately $0.6 million, which have no expiration date. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company’s net deferred tax assets have been fully offset by a valuation allowance. Utilization of these net operating loss carryforwards and credit carryforwards are subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended. Events which cause limitations in the amount of net operating losses and credits that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. As a result of the implementation of FIN 48, the Company did not recognize any adjustment to the liability for uncertain tax positions and therefore did not record any adjustment to the beginning balance of retained earnings on the consolidated balance sheet. As of the date of adoption, the Company recorded a $3.0 million reduction to deferred tax assets for unrecognized tax benefits, all of which is currently offset by a full valuation allowance and therefore did not record any adjustment to the beginning balance of retained earnings on the balance sheet.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of March 31 2007, the Company had no accrued interest or penalties.

11.	Retirement Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the board of directors. Through December 31, 2006, the Company has not made any contributions to the plan.

12.	Segment Information

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment: the development and sale of semiconductor processor solutions for next-generation intelligent networking equipment. The chief operating decision-maker is the Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by customer and geographic region, for purposes of evaluating financial performance and allocating resources. The Company and its Chief Executive Officer evaluate performance based primarily on revenue to the customers and in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the bill-to location of customer. The Company’s assets are primarily located in the United States of America and not allocated to any specific region. Therefore, geographic information is presented only for total revenue. Substantially all of the Company’s long-lived assets are located in the United States of America.

The following table is based on the geographic location of the original equipment manufacturers or the distributors who purchased our products. For sales to our distributors, their geographic location may be different

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the geographic locations of the ultimate end users. Sales by geography for the periods indicated were as follows:

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands)

United States of America	$3,857	$10,292	$19,483	$4,062	$6,768
Taiwan	1,275	3,085	7,403	1,492	2,406
Japan	1,662	3,517	2,612	576	849
Other countries	617	2,483	4,707	919	1,118

Total	$7,411	$19,377	$34,205	$7,049	$11,141

13.	Commitments and Contingencies

The Company leases its facilities under non-cancelable operating leases, which contain renewal options and escalation clauses, and expire through May 2012. The Company also acquires certain assets under capital leases.

Minimum commitments under non-cancelable capital and operating lease agreements as of December 31, 2006 were as follows:

	Capital lease
	and Technology	Operating
	License Obligations	Leases	Total
	(in thousands)

Years Ending
2007	$2,747	$935	$3,682
2008	1,073	613	1,686
2009		72	72
2010		44	44
2011		44	44
Thereafter		23	23

	$3,820	$1,731	$5,551
Less: interest (at 9%)	(240)

Present value of minimum lease payments	3,580

Less: current portion	(2,564)

Long-term portion of obligations	$1,016

Rent expense incurred under operating leases was $345,000, $589,000 and $797,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $189,000 and $225,000 for the three months ended March 31, 2006 and 2007, respectively.

The Company is not currently a party to any legal proceedings that management believes would have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

The technology license obligations include future cash payments payable primarily for two license agreements with outside vendors. One of the license agreements is for electronic design automation software which is used in the design of the Company’s products. There are no additional payments called for under this arrangement beyond the amount capitalized. The second license agreement includes a non-exclusive, non-transferable right to develop multiple licensed MIPS cores that implement the MIPS architecture. This second license agreement requires us to

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pay $1.9 million after completion of our initial public offering for an automatic 2 year extension of the license. As of December 31, 2006 and as of March 31, 2007, this amount has not been accrued.

14.	Subsequent Event

On April 12, 2007, the Company filed an amendment to its Amended and Restated Certificate of Incorporation to effect a 1-for-2 reverse stock split of the Company’s common and preferred stock. The consolidated financial statements and the accompanying notes have been adjusted to reflect the reverse stock split retroactively.

15.	Unaudited Subsequent Event

On April 4, 2007, the holders of a majority of the outstanding preferred stock of the Company approved this offering and elected to have all of the outstanding shares of preferred stock convert to common stock immediately upon the closing of this offering.

On April 11, 2007, the 2007 Equity Incentive Plan was approved by the Company’s stockholders.

To view a filed copy of our current registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1175609/000095013407008828/0000950134-07-008828-index.htm

WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV.  ALTERNATIVELY, WE, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MORGAN STANLEY & CO. INCORPORATED TOLL-FREE AT 1-866-718-1649 OR LEHMAN BROTHERS INC. TOLL-FREE AT 1-888-603-5847.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.